UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Omnicom Group Inc.	**New York**	**13-1514814**
Omnicom Capital Inc.	**Connecticut**	**06-1582649**
Omnicom Finance Inc.	**Delaware**	**13-6434626**
(Exact name of registrants as specified in their charters)	(States or other jurisdictions of incorporation or organization)	(I.R.S. Employer Identification Numbers)

437 Madison Avenue
New York, New York 10022
(212) 415-3600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael J. O'Brien, Esq.
Senior Vice President, General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
(212) 415-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Robert A. Profusek, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939
Fax: (212) 755-7306

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |__|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |__|

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: |X|

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: |__|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X|	Accelerated filer
Non-accelerated filer |__| (Do not check if a smaller reporting company)	Smaller reporting company |__|

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/ Proposed Maximum Offering Price Per Unit/ Proposed Maximum Aggregate Offering Price[1]			Amount of Registration Fee
Common Stock of Omnicom Group Inc., par value $.15 per share				
Preferred Stock of Omnicom Group Inc., par value $1.00 per share				
Debt Securities of Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.				
Guarantee by Omnicom Group Inc. of Debt Securities of Omnicom Capital Inc. and Omnicom Finance Inc.	(2)	(2)	(2)	(2)
Subscription Rights of Omnicom Group Inc.[3]				
Warrants of Omnicom Group Inc.				

[1] An indeterminate aggregate initial offering price and number or amount of the securities of each identified class is being registered as may from time to time be sold at indeterminate prices. Separate consideration may or may not be received for securities that are issuable upon conversion of, or in exchange for, or upon exercise of, convertible or exchangeable securities. In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of all of the registration fee.

[2] The guarantee registered hereby relates to Omnicom Capital Inc.'s and Omnicom Finance Inc.'s obligations as co-obligors of the Debt Securities of Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc. being registered hereby. No separate consideration will be received for the guarantee. Pursuant to Rule 457(n), no separate registration fee is required with respect to the guarantee.

[3] Rights evidencing the right to purchase common stock, preferred stock or warrants.

OMNICOM GROUP INC. OMNICOM CAPITAL INC. OMNICOM FINANCE INC.

OMNICOM GROUP INC.

DEBT SECURITIES

COMMON STOCK
PREFERRED STOCK
GUARANTEES OF DEBT SECURITIES
SUBSCRIPTION RIGHTS
WARRANTS

Pursuant to this prospectus, Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors, may offer from time to time senior or subordinated debt securities (together with guarantees by Omnicom Group Inc. of Omnicom Capital Inc.'s and Omnicom Finance Inc.'s obligations in respect of any such debt securities) and Omnicom Group Inc. may offer from time to time:

- shares of its common stock, par value $.15 per share;

- shares of its preferred stock, par value $1.00 per share;

- subscription rights to purchase its common stock, preferred stock or warrants; and

- warrants to purchase shares of Omnicom Group Inc. common stock or preferred stock.

Specific terms of these securities will be provided in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Omnicom Group Inc.'s common stock is listed on the New York Stock Exchange and trades under the symbol "OMC."

Investing in these securities involves certain risks. See the information included and incorporated by reference in this prospectus and the accompanying prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the information under "Risk Factors" in Omnicom Group Inc.'s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is March 18, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the "SEC") and any information about the terms of securities offered conveyed to you by us, our underwriters or our agents. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

TABLE OF CONTENTS

THE COMPANY

When used in this prospectus, the term "Omnicom Group" refers to Omnicom Group Inc. together with its consolidated subsidiaries, the term "Omnicom Group Inc." refers only to Omnicom Group Inc. and not its subsidiaries, the term "Omnicom Capital" refers only to Omnicom Capital Inc., the term "Omnicom Finance" refers only to Omnicom Finance Inc., and the terms, "Issuers," "we," "us" and "our" refer collectively to Omnicom Group Inc., Omnicom Capital and Omnicom Finance, in each case, unless otherwise specified.

Omnicom Group Inc.

Omnicom Group is a leading global marketing and corporate communications company. Omnicom Group's branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

Omnicom Group's agencies, which operate in all major markets around the world, provide a comprehensive range of services in four fundamental disciplines: traditional media advertising; customer relationship management, or CRM; public relations; and specialty communications. The services included in these categories are:

advertising	investor relations
brand consultancy	marketing research
corporate social responsibility consulting	media planning and buying
crisis communications	mobile marketing services
custom publishing	multi-cultural marketing
database management	non-profit marketing
digital and interactive marketing	organizational communications
direct marketing	package design
directory advertising	product placement
entertainment marketing	promotional marketing
environmental design	public affairs
experiential marketing	public relations
field marketing	recruitment communications
financial / corporate business-to-business advertising	reputation consulting
graphic arts	retail marketing
healthcare communications	search engine marketing
instore design	sports and event marketing

Omnicom Group Inc. is incorporated in New York and is a holding company. Its principal corporate offices are located at 437 Madison Avenue, New York, NY 10022 and One East Weaver Street, Greenwich, CT 06831, and its telephone numbers are (212) 415-3600 and (203) 618-1500, respectively.

Omnicom Capital Inc. and Omnicom Finance Inc.

Omnicom Capital and Omnicom Finance are wholly owned direct subsidiaries of Omnicom Group Inc. Neither Omnicom Capital nor Omnicom Finance has any independent operations or subsidiaries. The sole function of both Omnicom Capital and Omnicom Finance is to provide funding for the operations of Omnicom Group Inc. and its operating subsidiaries by incurring debt and lending the proceeds to the operating subsidiaries. Their respective assets consist of the intercompany loans they make or have made to Omnicom Group Inc.'s operating subsidiaries and the related interest receivables.

Omnicom Capital is incorporated in Connecticut. Its principal office is located at One East Weaver Street, Greenwich, CT 06831 and its telephone number is (203) 625-3000. Omnicom Finance is incorporated in Delaware. Its principal office is located at 437 Madison Avenue, New York, New York 10022 and its telephone number is (212) 415-3600.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of the applicable securities. For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under "Where You Can Find More Information."

Pursuant to this registration statement Omnicom Group Inc. may offer, issue and sell securities as set forth on the cover page of this prospectus. Because Omnicom Group Inc. is a "well-known seasoned issuer," as defined in Rule 405 of the Securities Act of 1933, as amended, which we refer to in this prospectus as the "Securities Act," Omnicom Group Inc. may add to and offer additional securities, including securities held by security holders, by filing a prospectus supplement with the SEC at the time of the offer. In addition, Omnicom Group Inc. is able to add its subsidiaries and securities to be issued by them if Omnicom Group Inc. guarantees such securities. Omnicom Group Inc. will guarantee any debt securities that Omnicom Capital and Omnicom Finance issued under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

This prospectus is a part of a registration statement filed by Omnicom Group Inc., Omnicom Capital, and Omnicom Finance under the Securities Act. The registration statement also includes additional information not contained in this prospectus.

Omnicom Group Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Omnicom Group Inc. files at the SEC's public reference rooms at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" into this prospectus and any prospectus supplement (as well as the related registration statement) the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus as a legal matter. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

● Annual report of Omnicom Group Inc. on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 27, 2009;

● Definitive proxy statement of Omnicom Group Inc. on Schedule 14A filed with the SEC on April 4, 2008;

- Current reports of Omnicom Group Inc. on Form 8-K filed with the SEC on January 23, 2009 and February 10, 2009 (except for the information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and the furnished exhibit relating to that information); and

- Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act describing Omnicom Group Inc.'s common stock, including any amendments or reports filed for the purpose of updating such description.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) if applicable, the date any underwriters stop offering securities pursuant to this prospectus will also be incorporated by reference in this prospectus from the date of filing of such documents. Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.

This information is also available on the investor relations page of Omnicom Group Inc.'s web site at http://www.omnicomgroup.com. Information included or available through Omnicom Group Inc.'s website does not constitute a part of this prospectus or any prospectus supplement. You may also request a copy of these filings, at no cost, by writing or telephoning Omnicom Group Inc. at the following address:

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attn: Corporate Secretary
(212) 415-3600

You should rely only on the information provided in this prospectus and any prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. These statements relate to future events or future financial performance and involve known and unknown risks and other factors that may cause our actual or our industry's results, levels of activity or achievement to be materially different from those expressed or implied by any forward-looking statements. These risks and uncertainties, including those resulting from specific factors identified under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, include, but are not limited to, our future financial condition and results of operations, the continuing global economic recession and credit crisis, losses on media purchases on behalf of clients, reductions in client spending and/or a slowdown in client payments, competitive factors, changes in client communication requirements, the hiring and retention of personnel, our ability to attract new clients and retain existing clients, changes in government regulations impacting our advertising and marketing strategies, risks associated with assumptions we make in connection with our critical accounting estimates, legal proceedings, settlements, investigations and claims, and our international operations, which are subject to the risks of currency fluctuations and exchange controls. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are our present expectations. Actual events or results may differ. We undertake no obligation to update or revise any forward-looking statement, except as required by law.

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, Omnicom Group will use the proceeds it receives from the sale of the offered securities for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Net proceeds may be temporarily invested prior to use. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of Omnicom Group Inc. and its subsidiaries at the time of issuance and the availability of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of Omnicom Group Inc. for each of the five most recent fiscal years.

Year Ended				
December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
6.70x	6.93x	6.02x	6.50x	6.62x

The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus dividends from affiliates and fixed charges. Fixed charges consist of interest expense and that portion of net rental expense deemed representative of interest.

Since we had no preferred stock outstanding during any of the periods presented, the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred dividends are the same.

DESCRIPTION OF OMNICOM GROUP INC. COMMON STOCK

General

The following briefly summarizes the material terms of Omnicom Group Inc.'s common stock. You should read the more detailed provisions of Omnicom Group Inc.'s restated certificate of incorporation for provisions that may be important to you.

Omnicom Group Inc.'s restated certificate of incorporation authorizes it to issue up to 1,000,000,000 shares of common stock, par value $.15 per share. As of February 12, 2009, Omnicom Group Inc. had approximately 310,932,000 shares of its common stock outstanding.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Omnicom Group Inc. shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on any outstanding shares of preferred stock.

Omnicom Group Inc.'s shareholders elect the full board of directors annually and may not remove a director except by an affirmative two-thirds vote of all outstanding voting shares. A two-thirds vote of all outstanding voting shares is also required for Omnicom Group Inc.'s shareholders to amend Omnicom Group Inc.'s by-laws or certain provisions of its restated certificate of incorporation, and to change the number of directors comprising the full board. The board of directors also has power to amend the by-laws or change the number of directors comprising the full board.

Upon voluntary or involuntary liquidation, dissolution or winding up of Omnicom Group Inc., the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are currently no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Wells Fargo Bank, N.A.

Listing

The common stock is listed on the New York Stock Exchange under the symbol "OMC."

DESCRIPTION OF OMNICOM GROUP INC. PREFERRED STOCK

The following briefly summarizes the material terms of Omnicom Group Inc.'s preferred stock, other than pricing and related terms to be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by Omnicom Group Inc. which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Omnicom Group Inc.'s restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock, for provisions that may be important to you. The restated certificate of incorporation is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation relating to the particular series of preferred stock offered by a prospectus supplement relating to the series' issue will be filed as an exhibit to one of Omnicom Group Inc.'s future current reports and incorporated by reference in the registration statement to which this prospectus relates. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

General

As of the date of this prospectus, Omnicom Group Inc. is authorized to issue up to 7.5 million shares of preferred stock, par value $1.00 per share, none of which is outstanding.

Under Omnicom Group Inc.'s restated certificate of incorporation, the board of directors of Omnicom Group Inc. is authorized to issue, without the approval of Omnicom Group Inc.'s shareholders, shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock having such powers, preferences, rights and limitations as the board of directors so designates.

Prior to the issuance of any series of preferred stock, the board of directors of Omnicom Group Inc. will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed with the New York State Secretary of State as an amendment to the restated certificate of incorporation.

The resolutions of the board of directors of Omnicom Group Inc. providing for a series of preferred stock may include the following provisions:

- the title and stated value of the preferred stock;

- the number of shares of the preferred stock offered, the liquidation preference per share and the purchase price of the preferred stock;

- the dividend rate, period and/or payment date or method of calculation thereof applicable to the preferred stock;

- whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

- the provisions for a sinking fund, if any, for the preferred stock;

- the provisions for redemption, if applicable, of the preferred stock;

- the terms and conditions, if applicable, upon which the preferred stock will be convertible into or exchangeable for other types of securities, including the conversion price (or a manner of calculation thereof) and conversion period;

- voting rights, if any, of the preferred stock;

- whether interests in the preferred stock will be represented by depositary shares; and

- any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

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The rights of holders of the preferred stock offered may be affected by the rights of holders of any shares of preferred stock that may be issued in the future. Those effects could be adverse. Shares of preferred stock issued by Omnicom Group Inc. may have the effect of rendering more difficult or discouraging an acquisition of Omnicom Group Inc. deemed undesirable by the board of directors of Omnicom Group Inc.

The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Omnicom Group Inc.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, the shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by the board of directors of Omnicom Group Inc. out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Omnicom Group Inc. on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

Conversion and Exchange

The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for other types of securities of Omnicom Group Inc.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Omnicom Group Inc. or the holder thereof and may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

Unless Omnicom Group Inc. defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of Omnicom Group Inc., holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Those distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Omnicom Group Inc. on a ratable basis in proportion to the full liquidation preferences.

Holders of preferred stock will not be entitled to any other amounts from Omnicom Group Inc. after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights, except:

- as otherwise stated in the prospectus supplement;

- as otherwise stated in the certificate of designation establishing such series; or

- as required by applicable law.

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DESCRIPTION OF DEBT SECURITIES

General

The description below of the general terms of the debt securities will be supplemented by the more specific terms of a particular series in a prospectus supplement.

The debt securities offered by this prospectus will be joint and several unsecured obligations of Omnicom Group Inc., Omnicom Capital and/or Omnicom Finance and will be either senior or subordinated debt. We will issue the debt securities under an indenture between us and Deutsche Bank Trust Company Americas (the "Trustee"). The indenture provides that our debt securities may be issued in one or more series, with different terms, in each case as authorized from time to time by us. The indenture also gives us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series or establish additional terms for that series of debt securities. The indenture does not limit the amount of debt securities or other unsecured debt which we may issue.

Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you are one of our unsecured creditors.

In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the registration statement.

If material, federal income tax consequences and other special considerations applicable to any debt securities issued by the Issuers at a discount will be described in the applicable prospectus supplement.

The debt securities will represent direct, unsecured, general obligations of the Issuers and:

- may rank equally with other unsubordinated debt or may be subordinated to other debt the Issuers has or may incur;

- may be issued in one or more series with the same or various maturities;

- may be issued at a price of 100% of their principal amount or at a premium or discount; and

- may be represented by one or more global notes registered in the name of a designated depositary's nominee, and if so, beneficial interests in the global note will be shown on and transfers will be made only through records maintained by the designated depositary and its participants.

Omnicom Group Inc. is a holding company and Omnicom Capital and Omnicom Finance are finance subsidiaries. As finance subsidiaries, Omnicom Capital's and Omnicom Financial's respective assets consist of the intercompany loans they make or have made to Omnicom Group Inc.'s operating subsidiaries and the related interest receivables. As a result, the debt securities issued under the indenture will effectively be subordinated to all existing and future obligations of Omnicom Group Inc.'s operating subsidiaries, including trade payables, and to the Issuers' respective obligations that are secured, to the extent of the security. Omnicom Capital's and Omnicom Finance's obligations in respect of any debt securities will be guaranteed by Omnicom Group Inc.

The aggregate principal amount of debt securities that the Issuers may authenticate and deliver is unlimited. You should refer to the applicable prospectus supplement for the following terms of the debt securities of the series with respect to which that prospectus supplement is being delivered:

- the title of the debt securities;

- ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries' debt;

- whether the debt securities will be senior or subordinated debt;

- if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

- the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

- any limit on the aggregate principal amount of the debt securities;

- the maturity date or dates;

- the interest rate;

- the manner in which the amounts of payment of principal of or interest, if any, on the securities of the series will be determined, if such amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

- the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

- the location where payments on the debt securities will be made;

- the terms and conditions on which the debt securities may be redeemed at the option of the Issuers;

- the terms and conditions on which the debt securities mat be repurchased by the Issuers at the option of the holders thereof;

- any obligation of the Issuers to redeem or purchase the debt securities pursuant to sinking fund provisions;

- any obligation of the Issuers to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

- if other than denominations of $1,000, the denominations in which debt securities may be issued;

- whether the debt securities will be issuable as global securities;

- if other than the principal amount, the portion of the principal amount of the debt securities payable if the maturity is accelerated;

- the provisions relating to any security provided for the debt securities;

- any events of default not described in "Events of Default" below;

- the terms and conditions on which the debt securities may be exchanged or converted into common stock or preferred stock of Omnicom Group Inc.;

- the form and terms of any guarantee of or security for the debt securities;

- any depositaries, interest rate calculation agents or other agents;

- any material provisions of the indenture described in this prospectus that do not apply to the debt securities; and

- any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

The terms on which a series of debt securities may be convertible into or exchangeable for common stock or preferred stock of Omnicom Group Inc. will be set forth in the prospectus supplement relating to such series. Such

terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Issuers. The terms may include provisions pursuant to which the number of shares of common stock or other securities of Omnicom Group Inc. to be received by the holders of such series of debt securities may be adjusted.

The debt securities will be issued only in registered form. Debt securities of a series will either be global securities registered in book-entry form, or a physical (paper) certificate issued in definitive, or certificated, registered form. Procedures relating to global securities are described below under "Book-Entry Procedures and Settlement." Unless otherwise provided in the applicable prospectus supplement, debt securities denominated in United States dollars will be issued only in denominations of $1,000 and whole multiples of $1,000. The prospectus supplement relating to offered securities denominated in a foreign or composite currency will specify the denomination of the offered securities.

Debt securities represented by a paper certificate may be presented for exchange or transfer at the office of the Registrar. Holders will not have to pay any service charge for any registration of transfer or exchange of their certificates, but the Issuers may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer.

Payment and Paying Agents

Distributions on the debt securities other than those represented by global notes will be made in the designated currency against surrender of the debt securities at the principal office of the paying agent. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office of the trustee in New York City, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the prospectus supplement.

Book-Entry Procedures and Settlement

The debt securities will be issued in book-entry form only and represented by one or more global securities registered in the name of, and deposited with a custodian for, The Depository Trust Company, or DTC, or its nominee. DTC or its nominee will be the sole registered holder of the debt securities for all purposes under the indenture. Owners of beneficial interests in the debt securities represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in these securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of debt securities under the global securities or the indenture. The Issuers and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities under the terms of the indenture.

Optional Redemption

Unless an applicable prospectus supplement specifies otherwise, the debt securities will not be redeemable. In the event the debt securities are redeemable, the debt securities will be redeemable, as a whole or in part, at the Issuers' option, at any time or from time to time, upon mailed notice to the registered address of each holder of debt securities at least 30 days but not more than 60 days prior to the redemption. The redemption price will be equal to the greater of (1) 100% of the principal amount of the debt securities to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such debt securities discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus a make whole spread, which will be specified in the applicable prospectus supplement, plus accrued and unpaid interest thereon to the redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer (as defined below) as having a maturity comparable to the remaining term of the debt securities, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debt securities.

"Comparable Treasury Price" means, with respect to any redemption date, the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

"Reference Treasury Dealer" means each of any three primary U.S. Government securities dealer selected by us, and their respective successors.

"Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

"Remaining Scheduled Payments" means the remaining scheduled payments of principal of and interest on the debt securities that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the debt securities, the amount of the next succeeding scheduled interest payment on the debt securities will be reduced by the amount of interest accrued on the debt securities to such redemption date. On and after the redemption date, interest will cease to accrue on the debt securities or any portion of the debt securities called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the debt securities to be redeemed on that date. If less than all of the debt securities are to be redeemed, the debt securities to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate.

Consolidation, Merger or Sale

The Issuers may not consolidate with or merge into, or convey, transfer or lease their respective properties and assets as an entirety or substantially as an entirety to, any person, referred to as a "successor person," except in the case of Omnicom Capital and Omnicom Finance with, into or to Omnicom Group Inc., each other or any other subsidiary of Omnicom Group Inc., unless:

- either (a) an Issuer is the continuing person or (b) the resulting, surviving or transferee person is an entity organized under the laws of the United States;

- the successor person expressly assumes the respective Issuer's obligations with respect to the debt securities and the indenture;

- immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

- the respective Issuer or the successor person has delivered to the trustee the certificates and opinions required under the indenture.

Modification of the Indenture

Under the indenture, the Issuers and the trustee may enter into supplemental indentures without obtaining the consent of any holder of debt securities:

- to cure any ambiguity, defect or inconsistency;

- to comply with the indenture's provisions regarding successor corporations;

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- to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

- to provide for global securities in addition to or in place of certificated debt securities;

- to add to, change or eliminate any of the provisions of the indenture with respect to any series of debt securities; although no such addition, change or elimination may apply to any series of debt security created prior to the execution of such amendment and entitled to the benefit of such provision, nor may any such amendment modify the rights of a holder of any such debt security with respect to such provision, unless the amendment becomes effective only when there is no outstanding debt security of any series created prior to such amendment and entitled to the benefit of such provision;

- in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provisions (but only if each such holder of senior indebtedness consents to such change);

- to make any change that does not materially adversely affect in any material respect the legal rights of any holder; or

- to establish additional series of debt securities as permitted by the indenture.

The Issuers and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series, modify the indenture or the rights of the holders of the securities of the series to be affected. No modifications may, without the consent of the holder of each security affected, be made that, as to any non-consenting holders:

- reduce the percentage of securities whose holders need to consent to the modification;

- reduce the rate or change the time of payment of interest on the securities;

- reduce the principal amount of or the premium, if any, on the securities;

- change the fixed maturity of any of the securities;

- reduce the amount of, or postpone the date fixed for, the payment of any sinking fund;

- reduce the principal amount payable upon acceleration of the maturity of any securities issued originally at a discount;

- in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provisions;

- waive a default in the payment of the principal amount of, the premium, if any, or any interest on the securities;

- change the currency in which any of the securities are payable;

- impair the right to sue for the enforcement of any payment on or after the maturity of the securities; or

- waive a redemption payment with respect to the securities.

Events of Default

The indenture provides that events of default regarding any series of debt securities will be:

- failure to pay required interest on any debt security of such series for 30 days;

- failure to pay principal, other than a scheduled installment payment, or premium, if any, on any debt security of the series when due;

- failure to make any required deposit of any sinking fund payment when due;

- failure to perform for 60 days after notice any other covenant in the applicable indenture (other than a covenant included in the applicable indenture solely for the benefit of a series of debt securities other than such series);

- (A) the Issuers' failure to make any payment by the end of any applicable grace period after maturity of their respective indebtedness, which term as used in the applicable indenture means obligations (other than nonrecourse obligations) of the Issuers for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $100 million and continuance of such failure, or (B) the acceleration of their respective indebtedness in an amount (taken together with the amounts in (A)) in excess of $100 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to the Issuers by the trustee or to the Issuers and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding; however, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured or be waived, rescinded or annulled in accordance with the terms of the applicable debt security, then the event of default by reason thereof shall be deemed not to have occurred;

- certain events of bankruptcy or insolvency, whether voluntary or not; or

- any other event of default described in the prospectus supplement of such series of debt securities.

If an event of default (other than the bankruptcy provision) regarding debt securities of any series issued under the indenture should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable. If a bankruptcy event occurs, the principal of and accrued and unpaid interest on the debt securities of such series shall immediately become due and payable without any declaration or other act on the part of the trustee or the holders of the debt securities of such series. The holders of a majority in principal amount of debt securities of such series may rescind any other declaration or acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived (other than nonpayment of principal or interest that has become due solely as a result of acceleration). The Issuers are required to file annually with the trustee a statement of an officer as to the fulfillment by the Issuers of their respective obligations under the applicable indenture during the preceding year.

Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the applicable indenture. Holders of a majority in principal amount of the outstanding debt securities of any series also will be entitled to waive past defaults regarding the series, except for a default in payment of principal, premium or interest or a default in a covenant or provision which may not be modified or amended without the consent of each holder of a debt security of the affected series. The trustee generally may not be ordered or directed by any of the holders of debt securities to take any action, unless one or more of the holders shall have offered to the trustee reasonable security or indemnity.

If an event of default occurs and is continuing regarding a series of debt securities, the trustee may use any sums that it holds under the applicable indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series.

Before any holder of any series of debt securities may institute action for any remedy, except payment on the holder's debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

Defeasance

The indenture provides that the Issuers may specify with respect to any series of debt securities that after the Issuers have deposited with the trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on and any mandatory sinking fund payments in respect of the debt securities of such series when due, then the Issuers:

- will be deemed to have paid and satisfied its obligations on all outstanding debt securities of such series, which is known as "defeasance and discharge"; or

- will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on and any mandatory sinking fund payments in respect of such debt securities, relating to the debt securities of such series, which is known as "covenant defeasance."

In each case, the Issuers must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of such series will have no federal income tax consequences as a result of such deposit.

In addition, the subordinated note indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective upon full defeasance of the subordinated debt securities.

When there is a defeasance and discharge, (1) the indenture will no longer govern the debt securities of such series, (2) the Issuers will no longer be liable for payment, and (3) the holders of the debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, the Issuers will continue to be obligated to make payments when due if the deposited funds are not sufficient.

Subordination

Debt securities of a series, and any guarantees, may be subordinated, which we refer to as subordinated debt securities, to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. To the extent we conduct operations through subsidiaries, the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries except to the extent such subsidiary is a guarantor of such series of debt securities.

Further Issues

The Issuers may from time to time, without notice to or the consent of the registered holders of a series of debt securities, create and issue further debt securities of any such series ranking equally with the debt securities of the corresponding series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities). Such further debt securities may be consolidated and form a single series with the debt securities of the corresponding series and have the same terms as to status, redemption or otherwise as the debt securities of the corresponding series.

Concerning the Trustee

The trustee may engage in transactions with, or perform services for, the Issuers and affiliates of the Issuers in the ordinary course of business. The trustee will perform only those duties that are specifically set forth in the indenture unless an event of default under the indenture occurs and is continuing. In case an event of default occurs and is continuing, the trustee will exercise the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs.

Applicable Law

The debt securities and the indenture will be governed by, and construed in accordance, with the laws of the State of New York.

DESCRIPTION OF OMNICOM GROUP INC. SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of any such subscription rights.

General

Omnicom Group Inc. may issue subscription rights to purchase common stock, preferred stock, or warrants to purchase preferred stock or common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

- the title of such subscription rights;

- the securities for which such subscription rights are exercisable;

- the exercise price for such subscription rights;

- the number of such subscription rights issued to each stockholder;

- the extent to which such subscription rights are transferable;

- if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

- the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

- the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

- if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering, and

- any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of shares of preferred stock, common stock, warrants or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly

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executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of preferred stock or common stock, depositary shares or warrants purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OMNICOM GROUP INC. WARRANTS

The following briefly summarizes the material terms and provisions of the warrants to purchase common stock or preferred stock that Omnicom Group may offer pursuant to this prospectus, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of the warrants that are offered by Omnicom Group Inc., which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered. A copy of each form of warrant agreement, including the form of certificate that will represent a particular warrant, will be filed as an exhibit to one of Omnicom Group Inc.'s future SEC reports and incorporated by reference in the registration statement to which this prospectus relates. You should read the more detailed provisions of the specific warrant agreement and the warrant certificate for provisions that may be important to you.

Warrants may be issued independently or together with common stock, preferred stock or debt securities, as applicable, and will be separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between Omnicom Group Inc. and a bank or trust company, as warrant agent. A single bank or trust company may act as warrant agent for more than one series of warrants. The warrant agent will act solely as the agent of Omnicom Group Inc. under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust for or with any owners of such warrants.

The applicable prospectus supplement will describe the terms of common stock warrants or preferred stock warrants offered, the stock warrant agreement relating to the common stock warrants or preferred stock warrants, and the common stock warrant certificates or the preferred stock warrant certificates representing the common stock warrants or preferred stock warrants, as applicable, including the following:

- the title of the warrants;

- the securities for which the warrants are exercisable;

- the price or prices at which the warrants will be issued;

- the number of warrants issued with each share of common stock or preferred stock;

- any provisions for adjustment of the number or amount of shares of common stock or preferred stock receivable upon exercise of the warrants or the exercise price of the warrants;

- if applicable, the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

- the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

- the maximum or minimum number of warrants which may be exercised at any time;

- if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants; and

- any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise Of Warrants

Each warrant entitles the holder to purchase for cash the principal amount of debt securities or shares of common stock or preferred stock at the exercise price set forth in the prospectus supplement relating to the offered warrants.

The prospectus supplement for the offered warrants will describe the procedures for exercising the warrants and will set forth the expiration date of the warrants. Upon exercise of the warrants, Omnicom Group Inc. will forward

the shares of common stock or preferred stock purchased. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement for the offered warrants. After the close of business on the expiration date, unexercised warrants will become void.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

VALIDITY OF SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Jones Day, New York, New York and for any underwriters or agents by counsel named in the applicable prospectus supplement. Certain legal matters in connection with the securities and any offering of those securities will be passed upon for us by our general counsel, Michael O'Brien, Esq. Mr. O'Brien is an officer of Omnicom Group Inc. and has received, and may in the future receive, awards of restricted stock and other benefits determined by reference to Omnicom Group Inc. securities. Mr. O'Brien beneficially owns or has rights to acquire a total of less than 1% of Omnicom Group Inc.'s outstanding common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and financial statement schedule of Omnicom Group Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, are incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated February 27, 2009 refer to the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered hereby:

	Amount to be Paid
Registration Fee	$ *
Printing and Engraving Fees	+
Legal Fees And Expenses	+
Trustee Fees and Expenses	+
Accounting Fees and Expenses	+
Miscellaneous Expenses	+
TOTAL	+

* Deferred in reliance upon Rules 456(b) and 457(r).
+ Estimated expenses are not presently known.

Item 15. Indemnification of Directors and Officers.

Omnicom Group Inc.

Omnicom Group Inc.'s restated certificate of incorporation contains a provision limiting the liability of directors (except for approving statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors) to acts or omissions determined by a judgement or other final adjudication to have been in bad faith, involving intentional misconduct or a knowing violation of the law, or resulting in personal gain to which the director was not legally entitled. Omnicom Group Inc.'s by-laws provide that an officer or director will be indemnified against any costs or liabilities, including attorney's fees and amounts paid in settlement with Omnicom Group Inc.'s consent in connection with any claim, action or proceeding to the fullest extent permitted by the New York Business Corporation Law, or NYBCL.

Omnicom Group Inc. has entered into indemnification agreements with each of its executive officers, directors and certain other employees. Under the indemnification agreements, Omnicom Group Inc. agrees to indemnify the indemnitee to the fullest extent permitted by applicable law if the indemnitee is made, or is threatened to be made, a party to any proceeding (including a proceeding by or in the right of Omnicom Group Inc. to procure a judgment in its favor) against all expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and necessarily incurred by indemnitee in connection with the proceeding. In addition, to the extent that the indemnitee is, by reason of his corporate status, a witness in any proceeding to which the indemnitee is not a party, Omnicom Group Inc. agrees to indemnify and hold harmless the indemnitee against all expenses actually and necessarily incurred by him or on his behalf in connection therewith. Omnicom Group Inc. also agrees, to the extent the Company maintains liability insurance applicable to agents of Omnicom Group Inc. or of any other enterprise which such agent serves at the request of Omnicom Group Inc., the indemnitee will be covered by such policies in accordance with its or their terms to the maximum extent of the coverage available for any such agent under such policy or policies.

Section 721 of the NYBCL provides that, in addition to indemnification provided in Article 7 of the NYBCL, a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or by-laws or by a duly authorized resolution of its shareowners or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 722(a) of the NYBCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 722(c) of the NYBCL provides that a corporation may indemnify a director or officer, made or threatened to be made a party in a derivative action, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of

such action or in connection with an appeal therein if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be available under Section 722(c) of the NYBCL in respect of a threatened or pending action which is settled or otherwise disposed of, or any claim as to which such director or officer shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 723 of the NYBCL specifies the manner in which payment of indemnification under Section 722 of the NYBCL or indemnification permitted under Section 721 of the NYBCL may be authorized by the corporation. It provides that indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been successful, whether on the merits or otherwise, in defending an action. In the event that the director or officer has not been successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.

Section 724 of the NYBCL provides that, upon application by a director or officer, indemnification may be awarded by a court to the extent authorized. Section 722 and Section 723 of the NYBCL contain certain other miscellaneous provisions affecting the indemnification of directors and officers.

Section 726 of the NYBCL authorizes the purchase and maintenance of insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of Article 7 of the NYBCL, (2) directors and officers in instances in which they may be indemnified by the corporation under the provisions of Article 7 of the NYBCL, and (3) directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of Article 7 of the NYBCL, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance.

Omnicom Group Inc. has purchased liability insurance for its officers and directors as permitted by Section 726 of the NYBCL.

Omnicom Capital Inc.

Sections 33-770 through 33-776 of the Business Corporation Act of the State of Connecticut provide that a corporation may indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him or her, including attorneys' fees, for actions brought or threatened to be brought against him or her in his or her capacity as a director or officer, other than actions brought by or in the right of the corporation, when it is determined by certain disinterested parties that he or she acted in good faith in a manner he or she reasonably believed to be in the corporation's best interest (or in the case of conduct not in his or her official capacity, at least not opposed to the best interests of the corporation). In any criminal action or proceeding, it also must be determined that the director or officer had no reasonable cause to believe that his or her conduct was unlawful. A director or officer must be indemnified when he or she is wholly successful on the merits or otherwise in the defense of a proceeding or in circumstances where a court determines that he or she is fairly and reasonably entitled to be indemnified. In connection with shareholder derivative suits, a director or officer may not be indemnified unless he or she is finally adjudged (a) to have met the relevant standard of conduct described above and (b) not to have received a financial benefit to which he or she was not entitled, whether or not he or she was acting in his or her official capacity. Omnicom Capital maintains and pays premiums for its directors' and officers' liability insurance policies.

Omnicom Finance Inc.

Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting (and, in some situations, requiring) Delaware corporations such as Omnicom Finance to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with, among other things, their service to the corporation in those capacities. Omnicom Finance's certificate of incorporation contains provisions requiring Omnicom Finance to indemnify and hold harmless its directors, officers and employees to the fullest extent permitted or required by law. Among other things, these provisions provide that Omnicom Finance is

II-2

required to indemnify any person who is or was a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the indemnitee is or was acting in an official capacity as Omnicom Finance's director, officer, employee or agent, or is or was serving at Omnicom Finance's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to any employee benefit plan) against all expenses, liabilities and losses, including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement reasonably incurred or suffered by the indemnitee in connection with such proceeding to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended (but, in the case of any amendment, only to the extent that the amendment permits Omnicom Finance to provide broader indemnification rights than law permitted Omnicom Finance to provide prior to the amendment). These provisions also provide for the advance payment of fees and expenses incurred by the indemnitee in defense of any such proceeding, subject to reimbursement by the indemnitee if it is ultimately determined that the indemnitee is not entitled to be indemnified by Omnicom Finance. Omnicom Finance maintains and pays premiums for directors' and officers' liability insurance policies.

Item 16. Exhibits.

    The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–3 or Form F–3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for

indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2009.

OMNICOM GROUP INC.

By: /s/ Randall J. Weisenburger
_____

Name: Randall J. Weisenburger
Title: Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below does hereby constitute and appoint John D. Wren and Michael J. O'Brien, and each of them, with full powers of substitution, his or her true and lawful attorneys-in-fact and agents to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under said Act of securities registered pursuant hereto, including specifically, but without limitation thereof, power and authority to sign his or her name, in any and all capacities set forth beneath his or her name, to any amendment to this Registration Statement in respect of said securities and to any documents filed as part of or in connection with this Registration Statement or amendments thereto; and the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Bruce Crawford Bruce Crawford	Chairman and Director	March 18, 2009
/s/ John D. Wren John D. Wren	President, Chief Executive Officer and Director (Principal Chief Executive Officer)	March 18, 2009
/s/ Randall J. Weisenburger Randall J. Weisenburger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 18, 2009
/s/ Philip J. Angelastro Philip J. Angelastro	Senior Vice President Finance and Controller (Principal Accounting Officer)	March 18, 2009
/s/ Alan R. Batkin Alan R. Batkin	Director	March 18, 2009
/s/ Robert Charles Clark Robert Charles Clark	Director	March 18, 2009
/s/ Leonard S. Coleman Jr. Leonard S. Coleman Jr.	Director	March 18, 2009
/s/ Errol M. Cook Errol M. Cook	Director	March 18, 2009

/s/ Susan S. Denison	Director	March 18, 2009
Susan S. Denison		
/s/ Michael A. Henning	Director	March 18, 2009
Michael A. Henning		
/s/ John R. Murphy	Director	March 18, 2009
John R. Murphy		
/s/ John R. Purcell	Director	March 18, 2009
John R. Purcell		
/s/ Linda Johnson Rice	Director	March 18, 2009
Linda Johnson Rice		
/s/ Gary L. Roubos	Director	March 18, 2009
Gary L. Roubos		

II-7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Omnicom Capital Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2009.

OMNICOM CAPITAL INC.

By: /s/ Dennis E. Hewitt
_____

Name: Dennis E. Hewitt
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below does hereby constitute and appoint Randall J. Weisenburger and Michael J. O'Brien, and each of them, with full powers of substitution, his or her true and lawful attorneys-in-fact and agents to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under said Act of securities registered pursuant hereto, including specifically, but without limitation thereof, power and authority to sign his or her name, in any and all capacities set forth beneath his or her name, to any amendment to this Registration Statement in respect of said securities and to any documents filed as part of or in connection with this Registration Statement or amendments thereto; and the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Dennis E. Hewitt _____ Dennis E. Hewitt	President, Chief Executive Officer and Director (Principal Executive Officer)	March 18, 2009
/s/ Eric Huttner _____ Eric Huttner	Executive Vice President and Director (Principal Financial Officer)	March 18, 2009
/s/ Maeve C. Robinson _____ Maeve C. Robinson	Treasurer and Director (Principal Accounting Officer)	March 18, 2009
/s/ Randall J. Weisenburger _____ Randall J. Weisenburger	Director	March 18, 2009
/s/ Michael J. O'Brien _____ Michael J. O'Brien	Director	March 18, 2009

II-8

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Omnicom Finance Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2009.

OMNICOM FINANCE INC.

By: /s/ Randall J. Weisenburger
_____

Name: Randall J. Weisenburger
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below does hereby constitute and appoint Randall J. Weisenburger and Michael J. O'Brien, and each of them, with full powers of substitution, his or her true and lawful attorneys-in-fact and agents to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under said Act of securities registered pursuant hereto, including specifically, but without limitation thereof, power and authority to sign his or her name, in any and all capacities set forth beneath his or her name, to any amendment to this Registration Statement in respect of said securities and to any documents filed as part of or in connection with this Registration Statement or amendments thereto; and the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Randall J. Weisenburger _____ Randall J. Weisenburger	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer)	March 18, 2009
/s/ Dennis E. Hewitt _____ Dennis E. Hewitt	Treasurer	March 18, 2009
/s/ Philip J. Angelastro _____ Philip J. Angelastro	Controller and Director (Principal Accounting Officer)	March 18, 2009
/s/ Maeve C. Robinson _____ Maeve C. Robinson	Director	March 18, 2009

II-9

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement for Equity Securities*
1.2	Form of Underwriting Agreement for Debt Securities*
1.3	Form of Underwriting Agreement for Warrants*
4.1	Restated Certificate of Incorporation of Omnicom Group Inc., as amended effective May 20, 2003 (incorporated herein by reference to Exhibit 3.1 to Omnicom Group Inc.'s Quarterly Report on Form 10-Q filed on August 8, 2003)
4.2	By-laws of Omnicom Group Inc., as amended May 20, 2003 (incorporated herein by reference to Exhibit 3.2 to Omnicom Group Inc.'s Quarterly Report on Form 10-Q filed on August 8, 2003)
4.3	Form of Indenture
4.4	Form of Debt Security (included in Exhibit 4.3)
4.5	Form of Warrant Agreement*
4.6	Form of Warrant*
4.7	Form of Guarantee*
4.8	Form of Specimen Certificate of Common Stock (incorporated herein by reference to Exhibit 4.11 to Omnicom Group Inc.'s Current Report on Form 8-K filed on March 6, 1998)
4.9	Form of Specimen Certificate of Preferred Stock*
5.1	Form of Opinion of Jones Day
5.2	Form of Opinion of Gilbride, Tusa, Last & Spellane LLC
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (incorporated herein by reference to Exhibit 12.1 to Omnicom Group Inc.'s Annual Report on Form 10-K filed on February, 27 2009)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP
23.2	Form of Consent of Jones Day (included in Exhibit 5.1)
23.3	Form of Consent of Gilbride, Tusa, Last & Spellane LLC (included in Exhibit 5.2)
24.1	Power of Attorney (included on the Signature Page)
25.1	Statement of Eligibility on Form T-1 of Deutsche Bank Trust Company Americas to act as trustee under the indenture

* To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of the offered securities.

EXHIBIT 4.3

OMNICOM GROUP INC.,
OMNICOM CAPITAL INC.,
OMNICOM FINANCE INC.,

as Issuers

FORM OF INDENTURE

Dated as of _____, 2009

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Trustee

Debt Securities

TABLE OF CONTENTS

(continued)

Page

ARTICLE VIII
SATISFACTION AND DISCHARGE; DEFEASANCE

ARTICLE IX
AMENDMENTS AND WAIVERS

ARTICLE X
MISCELLANEOUS

TABLE OF CONTENTS
(continued)

ARTICLE XI
SINKING FUNDS

CROSS-REFERENCE TABLE[*]

Trust Indenture Act Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	7.10
(b)	7.10
311(a)	7.11
(b)	7.11
(c)	Not Applicable
312(a)	2.6
(b)	10.3
(c)	10.3
313(a)	7.6
(b)(1)	7.6
(b)(2)	7.6
(c)(1)	7.6
(d)	7.6
3.14(a)	4.2, 10.5
(b)	Not Applicable
(c)(1)	10.4
(c)(2)	10.4
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	10.5
(f)	Not Applicable
315(a)	7.1
(b)	7.5
(c)	7.1
(d)	7.1
(e)	6.14
316(a)	2.10
(a)(1)(A)	6.12
(a)(1)(B)	6.13
(b)	6.8
317(a)(1)	6.3
(a)(2)	6.4
(b)	2.5
318(a)	10.1

---

*   Note: This Cross-Reference Table is not part of the Indenture.

INDENTURE dated as of _____, 2009 among OMNICOM GROUP INC., a New York corporation, (the "Company"), Omnicom Capital Inc., a Connecticut corporation, and Omnicom Finance Inc., a Delaware corporation (collectively, the "Issuers," and each individually, an "Issuer") and Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee ("Trustee").

The Issuers have, duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of their debentures, notes or other evidences of indebtedness to be issued in one or more series (the "Securities"), as herein provided, up to such principal amount as may from time to time be authorized in or pursuant to one or more resolutions of their Board of Directors.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities issued under this Indenture.

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.1 Definitions.

"Additional Amounts" means any additional amounts which are required hereby or by any Security, under circumstances specified herein or therein, to be paid by the Issuers in respect of certain taxes imposed on Holders specified therein and which are owing to such Holders.

"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly, or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

"Agent" means any Registrar or Paying Agent.

"Board of Directors" means, with respect to any Issuer, either the board of directors of such Issuer or any duly authorized committee of such board.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of an Issuer to have been duly adopted by its Board of Directors or pursuant to authorization by its Board of Directors and to be in full force and effect on the date of the certificate (and delivered to the Trustee, if appropriate).

"Business Day" means, unless otherwise provided by Board Resolution, Officers' Certificate or supplemental indenture hereto for a particular Series, any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

"Company" means the party named as such above until a successor replaces it pursuant to this Indenture and thereafter means the successor.

"Company Request" or "Company Order" means, with respect to any Issuer, a written request or order signed in the name of such Issuer by its Chairman of the Board, a President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date hereof is located at 60 Wall Street, 27th Floor, New York, New York 10005, Attention: Trust & Securities Services, or such other address as the Trustee may designate from time to time by notice to the Issuers, or the corporate trust office of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Issuers).

"Debt" of any person as of any date means, without duplication, all indebtedness of such person in respect of borrowed money, including all interest, fees and expenses owed in respect thereto (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments.

"Default" means any event which is, or with the passage of time or giving of notice or both would be, an Event of Default.

"Depository" means, unless otherwise provided in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, with respect to the Securities of any Series issuable or issued in whole or in part in the form of one or more Global Securities, The Depository Trust Company, New York, New York, or any successor thereto registered under the Exchange Act or other applicable statute or regulation.

"Discount Security" means any Security that provides for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2.

"Dollars" means the currency of The United States of America.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Global Security" or "Global Securities" means a Security or Securities, as the case may be, in the form established pursuant to Section 2.2 evidencing all or part of a Series of Securities, issued to the Depository for such Series or its nominee, and registered in the name of such Depository or nominee.

"Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Debt.

"Guarantor" means any person, if any, identified pursuant to Section 2.2.18 of this Indenture as providing a Guarantee of any of the Issuers' obligations under this Indenture.

"Holder" or "Securityholder" means a person in whose name a Security is registered.

"Indenture" means this Indenture as amended or supplemented from time to time and shall include the form and terms of particular Series of Securities established as contemplated hereunder.

"interest" with respect to any Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

"Issuers" means each of the parties named as such in the preamble to this Indenture until a successor replaces it pursuant to the applicable provisions of this Indenture and, thereafter, shall mean any such successor. The foregoing sentence shall likewise apply to any subsequent such successor or successors.

"Maturity," when used with respect to any Security or installment of principal thereof, means the date on which the principal of such Security or such installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of option to elect repayment or otherwise.

"Officer" means, with respect to any Issuer, the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of such Issuer.

"Officers' Certificate" means, with respect to any Issuer, a certificate signed by two Officers of an Issuer, one of whom must be such Issuer's principal executive officer, principal financial officer or principal accounting officer.

"Opinion of Counsel" means a written opinion of legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

"person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"principal" of a Security means the principal of the Security plus, when appropriate, the premium, if any, on, and any Additional Amounts in respect of, the Security.

"Responsible Officer" means any officer of the Trustee in its Corporate Trust Office having direct responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with a particular subject.

"SEC" means the Securities and Exchange Commission.

- 3 -

"Securities" means the debentures, notes or other debt instruments of the Issuers of any Series authenticated and delivered under this Indenture.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Series" or "Series of Securities" means each series of debentures, notes or other debt instruments of the Issuers created pursuant to Sections 2.1 and 2.2 hereof.

"Significant Subsidiary" means (i) any direct or indirect Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof, or (ii) any group of direct or indirect Subsidiaries of the Company that, taken together as a group, would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

"Stated Maturity" when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (a) the issued and outstanding Voting Stock of such Person, (b) the interest in the capital or profits of such limited liability company, partnership or joint venture or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code ss. ss. 77aaa-77bbbb), as amended from time to time, and as in effect on the date of this Indenture; provided, however, that in the event the TIA is amended after such date, "TIA" means, to the extent required by any such amendment, the Trust Indenture Act as so amended.

"Trustee" means the person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to this Indenture, and thereafter "Trustee" shall mean or include each person who is then a Trustee hereunder, and if at any time there is more than one such person, "Trustee" as used with respect to the Securities of any Series shall mean the Trustee with respect to Securities of that Series.

"U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which in the case of (i) and (ii) are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository

receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

SECTION 1.2 Other Definitions.

Term	Defined in Section
"Bankruptcy Law"	6.1
"Custodian"	6.1
"Event of Default"	6.1
"Journal"	10.15
"Judgment Currency"	10.16
"Legal Holiday"	10.7
"mandatory sinking fund payment"	11.1
"Market Exchange Rate"	10.15
"New York Banking Day"	10.16
"optional sinking fund payment"	11.1
"Paying Agent"	2.4
"Registrar"	2.4
"successor person"	5.1

SECTION 1.3 Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the SEC.

"indenture securities" means the Securities.

"indenture security holder" means a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the Securities means each of the Issuers and any successor obligor upon the Securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein are used herein as so defined.

SECTION 1.4 Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c) references to "generally accepted accounting principles" shall mean generally accepted accounting principles in effect as of the time when and for the period as to which such accounting principles are to be applied;

(d) "or" is not exclusive;

(e) words in the singular include the plural, and in the plural include the singular; and

(f) provisions apply to successive events and transactions.


ARTICLE II

THE SECURITIES


SECTION 2.1 Issuable in Series. The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more Series. All Securities of a Series shall be identical except as may be set forth in a Board Resolution, a supplemental indenture or an Officers' Certificate detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution. In the case of Securities of a Series to be issued from time to time, the Board Resolution, Officers' Certificate or supplemental indenture may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined. Securities may differ between Series in respect of any matters, provided that all Series of Securities shall be equally and ratably entitled to the benefits of the Indenture.

SECTION 2.2 Establishment of Terms of Series of Securities. At or prior to the issuance of any Securities within a Series, the following shall be established (as to the Series generally, in the case of Subsection 2.2.1 and either as to such Securities within the Series or as to the Series generally in the case of Subsections 2.2.2 through 2.2.20) by a Board Resolution, a supplemental indenture or an Officers' Certificate pursuant to authority granted under a Board Resolution:

2.2.1 the title of the Series (which shall distinguish the Securities of that particular Series from the Securities of any other Series);

2.2.2 the price or prices (expressed as a percentage of the principal amount thereof) at which the Securities of the Series will be issued;

2.2.3 any limit upon the aggregate principal amount of the Securities of the Series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the Series pursuant to Section 2.7, 2.8, 2.11, 3.6 or 9.5);

2.2.4 the date or dates on which the principal of the Securities of the Series is payable;

2.2.5 the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the Securities of the Series shall bear interest, if any, the date or dates from which such interest, if any, shall accrue, the date or dates on which such interest, if any, shall commence and be payable and any regular record date for the interest payable on any interest payment date;

2.2.6 the place or places where the principal of and interest, if any, on the Securities of the Series shall be payable, or the method of such payment, if by wire transfer, mail or other means;

2.2.7 if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of the Series may be redeemed, in whole or in part, at the option of the Issuers;

2.2.8 the obligation, if any, of the Issuers to redeem or purchase the Securities of the Series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the Series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

2.2.9 the dates, if any, on which and the price or prices at which the Securities of the Series will be repurchased by the Issuers at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations;

2.2.10 if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;

2.2.11 whether the Securities will be issuable as Global Securities, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Securities of such Series in definitive registered form, the Depository for such Global Security and the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the Global Securities Legend;

2.2.12 if other than the principal amount thereof, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2;

2.2.13 the manner in which the amounts of payment of principal of or interest, if any, on the Securities of the Series will be determined, if such amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

2.2.14 any addition to or change in the Events of Default which applies to any Securities of the Series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.2;

2.2.15 any addition to or change in the covenants set forth in Articles IV or V which applies to Securities of the Series;

2.2.16 any other terms of the Securities of the Series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 9.1, but which may modify or delete any provision of this Indenture insofar as it applies to such Series);

2.2.17 any depositories, interest rate calculation agents, or other agents with respect to Securities of such Series if other than those appointed herein;

2.2.18 the form and terms of any Guarantee of the Securities and the terms and conditions, if any, upon which any Guarantees thereof shall be subordinated in right of payment to other indebtedness of the Issuers or any Guarantor;

2.2.19 the subordination, if any, of the Securities of the Series pursuant to this Indenture and any changes or additions to the provisions of this Indenture then in effect;

2.2.20 if and as applicable, the terms of any right to exchange for or convert Securities of the Series into shares of common stock of the Company or other securities or property of the Company.

All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Board Resolution, supplemental indenture or Officers' Certificate referred to above, and the authorized principal amount of any Series may not be increased to provide for issuances of additional Securities of such Series, unless otherwise provided in such Board Resolution, supplemental indenture or Officers' Certificate.

The Securities of each Series shall be in substantially the form set forth in Exhibit A to this Indenture, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistent herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities. If the form of Securities of any Series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Issuers and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 2.3 for the authentication and delivery of such Securities.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the Officers executing such Securities, as evidenced by their execution of such Securities.

SECTION 2.3 Execution and Authentication. Two Officers shall sign the Securities for each of the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall at any time, and from time to time, authenticate Securities for original issue in the principal amount provided in the Board Resolution, supplemental indenture hereto or Officers' Certificate, upon receipt by the Trustee of a Company Order. Such Company Order may authorize authentication and delivery pursuant to oral or electronic instructions from the Issuers or their duly authorized agent or agents, which oral instructions shall be promptly confirmed in writing. Each Security shall be dated the date of its authentication unless otherwise provided by a Board Resolution, a supplemental indenture hereto or an Officers' Certificate.

The aggregate principal amount of Securities of any Series outstanding at any time may not exceed any limit upon the maximum principal amount for such Series set forth in the Board Resolution, supplemental indenture hereto or Officers' Certificate delivered pursuant to Section 2.2, except as provided in Section 2.8.

Prior to the issuance of Securities of any Series, the Trustee shall have received and (subject to Section 7.2) shall be fully protected in relying on: (a) the Board Resolution, supplemental indenture hereto or Officers' Certificate establishing the form of the Securities of that Series or of Securities within that Series and the terms of the Securities of that Series or of Securities within that Series, (b) an Officers' Certificate complying with Section 10.4, and (c) an Opinion of Counsel complying with Section 10.4.

The Trustee shall have the right to decline to authenticate and deliver any Securities of such Series: (a) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken; or (b) if the Trustee in good faith by its board of directors or trustees, executive committee or a trust committee of directors and/or vice-presidents shall determine that such action would expose the Trustee to personal liability to Holders of any then outstanding Series of Securities.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuers or an Affiliate.

SECTION 2.4 Registrar and Paying Agent. The Issuers shall maintain, with respect to each Series of Securities, at the place or places specified with respect to such Series pursuant to Section 2.2, an office or agency where Securities of such Series may be presented or surrendered for payment ("Paying Agent") and where Securities of such Series may be surrendered for registration of transfer or exchange ("Registrar"). The Registrar shall keep a

register with respect to each Series of Securities and to their transfer and exchange. The Issuers will give prompt written notice to the Trustee of the name and address, and any change in the name or address, of each Registrar or Paying Agent. If at any time the Issuers shall fail to maintain any such required Registrar or Paying Agent or shall fail to furnish the Trustee with the name and address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuers hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands.

The Issuers may also from time to time designate one or more co-registrars or additional paying agents and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuers of their obligations to maintain a Registrar and Paying Agent in each place so specified pursuant to Section 2.2 for Securities of any Series for such purposes. The Issuers will give prompt written notice to the Trustee of any such designation or rescission and of any change in the name or address of any such co-registrar or additional paying agent. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent.

The Issuers hereby appoint the Trustee as the initial Registrar, Paying Agent and custodian of Global Securities for the Depository for each Series unless another Registrar, Paying Agent or custodian of Global Securities for the Depository, as the case may be, is appointed prior to the time Securities of that Series are first issued.

SECTION 2.5 Paying Agent to Hold Money in Trust. The Issuers shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust, for the benefit of Securityholders of any Series of Securities, or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Series of Securities, and will notify the Trustee of any default by the Issuers in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.

The Issuers at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuers or a Subsidiary) shall have no further liability for the money. If the Issuers or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Securityholders of any Series of Securities all money held by it as Paying Agent.

SECTION 2.6 Securityholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders of each Series of Securities and shall otherwise comply with TIA ss. 312(a). If the Trustee is not the Registrar, the Issuers shall furnish to the Trustee at least ten days before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders of each Series of Securities.

SECTION 2.7 Transfer and Exchange. Where Securities of a Series are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange

them for an equal principal amount of Securities of the same Series, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfers and exchanges, the Trustee shall authenticate Securities at the Registrar's request. No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted herein), but the Issuers may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to Sections 2.11, 3.6 or 9.5).

Neither the Issuers nor the Registrar shall be required (a) to issue, register the transfer of, or exchange Securities of any Series for the period beginning at the opening of business fifteen days immediately preceding the mailing of a notice of redemption of Securities of that Series selected for redemption and ending at the close of business on the day of such mailing, or (b) to register the transfer of or exchange Securities of any Series selected, called or being called for redemption as a whole or the portion being redeemed of any such Securities selected, called or being called for redemption in part.

SECTION 2.8 <u>Mutilated, Destroyed, Lost and Stolen Securities</u>. If any mutilated Security is surrendered to the Trustee, the Issuers shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Issuers and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuers or the Trustee that such Security has been acquired by a protected purchaser, the Issuers shall execute and upon its request the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Issuers in their discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Issuers may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any Series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Issuers, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that Series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 2.9 Outstanding Securities. The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest on a Global Security effected by the Trustee in accordance with the provisions hereof and those described in this Section as not outstanding.

If a Security is replaced pursuant to Section 2.8, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a protected purchaser.

If the Paying Agent (other than the Issuers, a Subsidiary or an Affiliate of any thereof) holds on the Maturity of Securities of a Series money sufficient to pay such Securities payable on that date, then on and after that date such Securities of the Series cease to be outstanding and interest on them ceases to accrue unless otherwise provided by a Board Resolution, a supplemental indenture or an Officers' Certificate with respect to any Series.

A Security does not cease to be outstanding because the Issuers or an Affiliate holds the Security.

In determining whether the Holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of a Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.2.

SECTION 2.10 Treasury Securities. In determining whether the Holders of the required principal amount of Securities of a Series have concurred in any request, demand, authorization, direction, notice, consent or waiver Securities of a Series owned by the Issuers or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver only Securities of a Series that a responsible officer in the Corporate Trust Office of the Trustee knows are so owned shall be so disregarded.

SECTION 2.11 Temporary Securities. Until definitive Securities are ready for delivery, the Issuers may prepare and the Trustee shall authenticate temporary Securities upon a Company Order. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Issuers consider appropriate for temporary Securities. Without unreasonable delay, the Issuers shall prepare and the Trustee upon request shall authenticate definitive Securities of the same Series and date of maturity in exchange for temporary Securities. Until so exchanged, temporary Securities shall have the same rights under this Indenture as the definitive Securities.

SECTION 2.12 Cancellation. The Issuers at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee

any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Securities surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall destroy such canceled Securities in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act) and upon written instruction from the Issuers deliver a certificate of such destruction to the Issuers, unless the Issuers otherwise direct. The Issuers may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation.

SECTION 2.13 Defaulted Interest. If the Issuers default in a payment of interest on a Series of Securities, they shall pay the defaulted interest, plus, to the extent permitted by law, any interest payable on the defaulted interest, to the persons who are Securityholders of the Series on a subsequent special record date. The Issuers shall fix the record date and payment date. At least 30 days before the record date, the Issuers shall mail to the Trustee and to each Securityholder of the Series a notice that states the record date, the payment date and the amount of interest to be paid. The Issuers may pay defaulted interest in any other lawful manner.

SECTION 2.14 Global Securities.

2.14.1 Terms of Securities. A Board Resolution, a supplemental indenture hereto or an Officers' Certificate shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depository for such Global Security or Securities.

2.14.2 Transfer and Exchange. Notwithstanding any provisions to the contrary contained in Section 2.7 of the Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.7 of the Indenture for Securities registered in the names of Holders other than the Depository for such Security or its nominee only if (i) such Depository notifies the Issuers that it is unwilling or unable to continue as Depository for such Global Security or if at any time such Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, the Issuers fail to appoint a successor Depository within 90 days of such event, (ii) the Issuers execute and deliver to the Trustee an Officers' Certificate to the effect that such Global Security shall be so exchangeable or (iii) an Event of Default with respect to the Securities represented by such Global Security shall have happened and be continuing. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as the Depository shall direct in writing in an aggregate principal amount equal to the principal amount of the Global Security with like tenor and terms.

Except as provided in this Section 2.14.2, a Global Security may not be transferred except as a whole by the Depository with respect to such Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository.

2.14.3 Legend. Any Global Security issued hereunder shall bear a legend in substantially the following form:

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"This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of the Depository or a nominee of the Depository. This Security is exchangeable for Securities registered in the name of a person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and may not be transferred EXCEPT as a whole by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository."

2.14.4 <u>Acts of Holders</u>. The Depository, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture.

2.14.5 <u>Payments</u>. Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.2, payment of the principal of and interest, if any, on any Global Security shall be made to the Holder thereof.

2.14.6 <u>Consents, Declaration and Directions</u>. Except as provided in Section 2.14.4, the Issuers, the Trustee and any Agent shall treat a person as the Holder of such principal amount of outstanding Securities of such Series represented by a Global Security as shall be specified in a written statement of the Depository with respect to such Global Security, for purposes of obtaining any consents, declarations, waivers or directions required to be given by the Holders pursuant to this Indenture.

SECTION 2.15 <u>CUSIP Numbers</u>. The Issuers in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other elements of identification printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuers shall promptly notify the Trustee in writing of any change in the "CUSIP" numbers.

ARTICLE III

REDEMPTION

SECTION 3.1 <u>Notice to Trustee</u>. The Issuers may, with respect to any Series of Securities, reserve the right to redeem and pay the Series of Securities or may covenant to redeem and pay the Series of Securities or any part thereof prior to the Stated Maturity thereof at such time and on such terms as provided for in such Securities. If a Series of Securities is redeemable and the Issuers want or are obligated to redeem prior to the Stated Maturity thereof all or part of the Series of Securities pursuant to the terms of such Securities, they shall notify the Trustee of the redemption date and the principal amount of Series of Securities to be redeemed.

The Issuers shall give the notice at least 45 days before the redemption date (or such shorter notice as may be acceptable to the Trustee).

SECTION 3.2 Selection of Securities to be Redeemed. Unless otherwise indicated for a particular Series by a Board Resolution, a supplemental indenture or an Officers' Certificate, if less than all the Securities of a Series are to be redeemed, the Trustee shall select the Securities of the Series to be redeemed in any manner that the Trustee deems fair and appropriate. The Trustee shall make the selection from Securities of the Series outstanding not previously called for redemption. The Trustee may select for redemption portions of the principal of Securities of the Series that have denominations larger than $1,000. Securities of the Series and portions of them it selects shall be in amounts of $1,000 or whole multiples of $1,000 or, with respect to Securities of any Series issuable in other denominations pursuant to Section 2.2.10, the minimum principal denomination for each Series and integral multiples thereof. Provisions of this Indenture that apply to Securities of a Series called for redemption also apply to portions of Securities of that Series called for redemption.

SECTION 3.3 Notice of Redemption. Unless otherwise indicated for a particular Series by Board Resolution, a supplemental indenture hereto or an Officers' Certificate, at least 30 days but not more than 60 days before a redemption date, the Issuers shall mail a notice of redemption by first-class mail to each Holder whose Securities are to be redeemed.

The notice shall identify the Securities of the Series to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

(c) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the redemption date upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Security;

(d) the name and address of the Paying Agent;

(e) that Securities of the Series called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that interest on Securities of the Series called for redemption ceases to accrue on and after the redemption date;

(g) the CUSIP or ISIN number, if any, printed on the Securities being redeemed; and

(h) any other information as may be required by the terms of the particular Series or the Securities of a Series being redeemed.

At the Issuers' request, the Trustee shall give the notice of redemption in the Issuers' name and at their expense.

SECTION 3.4 Effect of Notice of Redemption. Once notice of redemption is mailed as provided in Section 3.3, Securities of a Series called for redemption become due and payable on the redemption date and at the redemption price. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price plus accrued interest to the redemption date.

SECTION 3.5 Deposit of Redemption Price. On or before 10:00 a.m. New York City time on the redemption date, the Issuers shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date.

SECTION 3.6 Securities Redeemed in Part. Upon surrender of a certificated Security that is redeemed in part, the Trustee shall authenticate for the Holder a new certificated Security of the same Series and the same maturity equal in principal amount to the unredeemed portion of the certificated Security surrendered.

ARTICLE IV

COVENANTS

SECTION 4.1 Payment of Principal and Interest. The Issuers covenant and agree for the benefit of the Holders of each Series of Securities that they will duly and punctually pay the principal of and interest, if any, on the Securities of that Series in accordance with the terms of such Securities and this Indenture. Any amounts to be given to the Trustee or Paying Agent, shall be deposited with the Trustee or Paying Agent by 10:00 a.m., New York City time, by the Issuers. Such payments shall be considered made on the date due if on such date the Trustee or the Paying Agent holds, in accordance with this Indenture, money sufficient to make all payments with respect to such Securities then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

SECTION 4.2 SEC Reports. The Company shall deliver to the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Issuers also shall comply with the other provisions of TIA ss. 314(a). For the avoidance of doubt, the Company will be deemed to have furnished such reports referred to above to the Trustee and the Holders if the Company, as applicable, has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. The Company will notify the Trustee of the filing by email or otherwise.

Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein,

including the Issuers' compliance with any of their covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on an Officers' Certificate).

SECTION 4.3 Compliance Certificate. The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuers, an Officers' Certificate stating that a review of the activities of the Issuers and their Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge).

The Issuers will, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

SECTION 4.4 Stay, Extension and Usury Laws. The Issuers covenant (to the extent that they may lawfully do so) that they will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or the Securities; and the Issuers (to the extent they may lawfully do so) hereby expressly waive all benefit or advantage of any such law and covenant that they will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

SECTION 4.5 Corporate Existence. Subject to Article V, the Issuers will do or cause to be done all things necessary to preserve and keep in full force and effect their corporate existence and the corporate, partnership or other existence of each Significant Subsidiary in accordance with the respective organizational documents of each Significant Subsidiary and the rights (charter and statutory), licenses and franchises of the Issuers and their Significant Subsidiaries; provided, however, that the Issuers shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any Significant Subsidiary, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuers and their Subsidiaries taken as a whole and that the loss thereof is not adverse in any material respect to the Holders.

SECTION 4.6 Taxes. The Issuers shall, and the Company shall cause, its Significant Subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings.

ARTICLE V

SUCCESSORS

SECTION 5.1 When the Issuers May Merge, Etc. An Issuer shall not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to, any person (a "successor person"), except in the case of Omnicom Capital Inc. and Omnicom Finance Inc. with, into or to the Company, each other or any other Subsidiary of the Company, unless:

(a) the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the Issuer's obligations on the Securities and under this Indenture and

(b) immediately after giving effect to the transaction, no Default or Event of Default, shall have occurred and be continuing.

Such Issuer shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture.

For purposes of the foregoing, the conveyance, transfer or lease of the properties and assets of one or more Subsidiaries of an Issuer (other than to the Company or another Subsidiary of any of the Issuers), which, if such assets were owned by such Issuer, would constitute all or substantially all of the properties and assets of such Issuer, shall be deemed to be the transfer of all or substantially all of the properties and assets of such Issuer, but a bona fide pledge or hypothecation will be deemed not to be prohibited by this Indenture.

SECTION 5.2 Successor Corporation Substituted. Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of such Issuer in accordance with Section 5.1, the successor corporation formed by such consolidation or into or with which such Issuer is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor person has been named as the Issuer herein; provided, however, that the predecessor Issuer in the case of a sale, lease, conveyance or other disposition shall not be released from the obligation to pay the principal of and interest, if any, on the Securities. Such Issuer, the Trustee and the successor person shall enter into a supplemental indenture to evidence the succession and substitution of such successor person and such discharge and release of such Issuer.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.1 Events of Default.

"Event of Default," wherever used herein with respect to Securities of any Series, means any one of the following events, unless in the establishing Board Resolution,

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supplemental indenture or Officers' Certificate, it is provided that such Series shall not have the benefit of said Event of Default:

(a) default in the payment of any interest on any Security of that Series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Issuers with the Trustee or with a Paying Agent prior to the expiration of such period of 30 days); or

(b) default in the payment of the principal of any Security of that Series when such payment becomes due and payable, at its Maturity, upon redemption, by acceleration or otherwise; or

(c) default in the deposit of any sinking fund payment, when as due in respect of any Security of that Series; or

(d) default in the performance or breach of any covenant or warranty of the Issuers in this Indenture (other than a covenant or warranty that has been included in this Indenture solely for the benefit of a Series of Securities other than that Series), which default continues uncured for a period of 60 days after there has been given, by registered or certified mail, to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities of that Series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(e) (A) the Issuers' failure to make any payment by the end of any applicable grace period after maturity of their respective indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of the Issuers for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $100 million and continuance of such failure, or (B) the acceleration of their respective indebtedness in an amount (taken together with the amounts in (A)) in excess of $100 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to the Issuers by the Trustee or to the Issuers and the Trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding; however, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured or be waived, rescinded or annulled in accordance with the terms of the applicable debt security, then the event of default by reason thereof shall be deemed not to have occurred;

(f) an Issuer or any of its Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case,

(ii) consents to the entry of an order for relief against it in an involuntary case,

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(iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(iv) makes a general assignment for the benefit of its creditors;

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against an Issuer or any of its Significant Subsidiaries in an involuntary case,

(ii) appoints a Custodian of an Issuer or any of its Significant Subsidiaries or for all or substantially all of its property, or

(iii) orders the liquidation of an Issuer or any of its Significant Subsidiaries, and the order or decree remains unstayed and in effect for 60 days; or

(h) any other Event of Default provided with respect to Securities of that Series, which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, in accordance with Section 2.2.14.

The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

SECTION 6.2 Acceleration of Maturity; Rescission and Annulment. If an Event of Default with respect to Securities of any Series at the time outstanding occurs and is continuing (other than an Event of Default as to an Issuer referred to in Section 6.1(f) or (g)) then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Securities of that Series may declare the principal amount (or, if any Securities of that Series are Discount Securities, such portion of the principal amount as may be specified in the terms of such Securities) of and accrued and unpaid interest, if any, on all of the Securities of that Series to be due and payable immediately, by a notice in writing to the Issuers (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) and accrued and unpaid interest, if any, shall become immediately due and payable. If an Event of Default specified in Section 6.1(f) or (g) shall occur as to an Issuer, the principal amount (or specified amount) of and accrued and unpaid interest, if any, on all outstanding Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after such a declaration of acceleration with respect to any Series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the outstanding Securities of that Series, by written notice to the Issuers and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Issuers have paid or deposited with the Trustee a sum sufficient to pay

(i) all overdue interest, if any, on all Securities that Series,

(ii) the principal of any Securities of that Series have become due otherwise than by such declaration of and interest thereon at the rate or rates therefor in such Securities,

(iii) to the extent that payment of such interest is, interest upon any overdue principal and overdue at the rate or rates prescribed therefor in such, and

(iv) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to Securities of that Series, other than the non-payment of the principal of Securities of that Series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.13.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

SECTION 6.3 Collection of Indebtedness and Suits for Enforcement by Trustee. The Issuers covenant that if:

(a) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default for a period of 30 days, or

(b) default is made in the payment of principal of any Security at the Maturity thereof, or

(c) default is made in the deposit of any sinking fund payment when and as due by the terms of a Security,

then, the Issuers will, upon demand of the Trustee, pay to them, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal or any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Issuers fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against any Issuer or any other obligor upon such Securities and collect the moneys adjudged or deemed to be payable in the manner provided by law out of the property of any Issuer or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to any Securities of any Series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such Series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 6.4 Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to an Issuer or any other obligor upon the Securities or the property of an Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuers for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a) to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Securities to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(b) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.5 Trustee May Enforce Claims Without Possession of Securities. All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 6.6 Application of Money Collected. Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustee under Section 7.7; and

Second: To the payment of the amounts then due and unpaid for principal of and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third: To the Issuers.

SECTION 6.7 Limitation on Suits. No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;

(b) the Holders of not less than 25% in principal amount of the outstanding Securities of that Series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities of that Series; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

SECTION 6.8 Unconditional Right of Holders to Receive Principal and Interest. Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest, if any, on such Security on the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 6.9 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuers, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.10 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.11 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 6.12 Control by Holders. The Holders of a majority in principal amount of the outstanding Securities of any Series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such Series, provided that

(a) such direction shall not be in conflict with any rule of law or with this Indenture,

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(c) subject to the provisions of Section 6.1, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would conflict with applicable law or this Indenture or involve the Trustee in personal liability.

SECTION 6.13 Waiver of Past Defaults. Subject to Section 6.2, the Holders of not less than a majority in principal amount of the outstanding Securities of any Series may on behalf of the Holders of all the Securities of such Series waive any past Default hereunder with respect to such Series and its consequences, except a Default in the payment of the principal of or interest on any Security of such Series (provided, however, that the Holders of a majority in

principal amount of the outstanding Securities of any Series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

SECTION 6.14 Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by an Issuer, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the outstanding Securities of any Series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Security on or after the Stated Maturity or Stated maturities expressed in such Security (or, in the case of redemption, on the redemption date).

ARTICLE VII

TRUSTEE

SECTION 7.1 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(i) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others and no implied duties shall be read into this Indenture against the Trustee.

(ii) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officers' Certificates or Opinions of Counsel furnished to the Trustee and conforming to the requirements of this Indenture; however, in the case of any such Officers' Certificates or Opinions of Counsel which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such Officers' Certificates and Opinions of Counsel to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

    (i) This paragraph does not limit the effect of paragraph (b) of this Section.

    (ii) The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

    (iii) The Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Securities of any Series in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Securities of such Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such Series.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuers. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) No provision of this Indenture shall require the Trustee to risk its own funds or otherwise incur any financial liability in the performance of any of its duties, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it.

(h) The Paying Agent, the Registrar and any authenticating agent shall be entitled to the protections, immunities and standard of care as are set forth in paragraphs (a), (b), (c), (f) and (g) of this Section with respect to the Trustee.

SECTION 7.2 Rights of Trustee.

(a) The Trustee may rely on and shall be protected in acting or refraining from acting upon any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care. No Depository shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depository.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e) The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be charged with knowledge of any default or Event of Default with respect to the Securities, unless either (1) a Responsible Officer shall have actual knowledge of such default or Event of Default or (2) written notice of such default or Event of Default shall have been given to the Trustee by the Issuers or by any Holder of the Securities.

(h) The permissive rights of the Trustee enumerated herein shall not be construed as duties.

SECTION 7.3 Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuers or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee is also subject to Sections 7.10 and 7.11.

SECTION 7.4 Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Issuers' use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities other than its authentication.

SECTION 7.5 Notice of Defaults. If a Default or Event of Default occurs and is continuing with respect to the Securities of any Series and if it is actually known to a Responsible Officer of the Trustee, the Trustee shall mail to each Securityholder of the Securities of that Series notice of a Default or Event of Default within 90 days after it occurs or, if later, after a Responsible Officer of the Trustee has knowledge of such Default or Event of Default. Except in the case of a Default or Event of Default in payment of principal of or interest on any Security of any Series, the Trustee may withhold the notice if and so long as its corporate trust committee or a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Securityholders of that Series.

SECTION 7.6 Reports by Trustee to Holders. Within 60 days after May 15 in each year, the Trustee shall transmit by mail to all Securityholders, as their names and addresses

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appear on the register kept by the Registrar, a brief report dated as of such May 15, in accordance with, and to the extent required under, TIA ss. 313.

A copy of each report at the time of its mailing to Securityholders of any Series shall be filed with the SEC and each stock exchange on which the Securities of that Series are listed. The Issuers shall promptly notify the Trustee when Securities of any Series are listed on any stock exchange.

SECTION 7.7 Compensation and Indemnity. The Issuers shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and expenses of the Trustee's agents and counsel.

The Issuers shall, jointly and severally, indemnify the Trustee, in each of its capacities hereunder, (including the cost of defending itself) against any claims, loss, liability or expense incurred by it except as set forth in the next paragraph in the performance of its duties under this Indenture as Trustee or Agent. The Trustee shall notify the Issuers promptly of any claim for which it may seek indemnity. The Issuers shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuers shall pay the reasonable fees and expenses of such counsel. The Issuers need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. This indemnification shall apply to officers, directors, employees, shareholders and agents of the Trustee.

The Issuers need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee or by any officer, director, employee, shareholder or agent of the Trustee through negligence or bad faith.

To secure the Issuers' payment obligations in this Section, the Trustee shall have a lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities of that Series.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(e) or (f) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

The provisions of this Section shall survive the termination of this Indenture and the resignation or removal of the Trustee.

SECTION 7.8 Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign with respect to the Securities of one or more Series by so notifying the Issuers. The Holders of a majority in principal amount of the Securities of any

Series may remove the Trustee with respect to that Series by so notifying the Trustee and the Issuers. The Issuers may remove the Trustee with respect to Securities of one or more Series if:

(a) the Trustee fails to comply with Section 7.10;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a Custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuers shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Issuers.

If a successor Trustee with respect to the Securities of any one or more Series does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuers or the Holders of at least 10% in principal amount of the Securities of the applicable Series may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee with respect to the Securities of any one or more Series fails to comply with Section 7.10, any Securityholder of the applicable Series may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee subject to the lien provided for in Section 7.7, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee with respect to each Series of Securities for which it is acting as Trustee under this Indenture. A successor Trustee shall mail a notice of its succession to each Securityholder of each such Series. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Issuers' obligations under Section 7.7 hereof shall continue for the benefit of the retiring trustee with respect to expenses and liabilities incurred by it prior to such replacement.

SECTION 7.9 Successor Trustee by Merger, etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

SECTION 7.10 Eligibility; Disqualification. This Indenture shall always have a Trustee who satisfies the requirements of TIA ss.ss. 310(a)(1), (2) and (5). The Trustee shall always have a combined capital and surplus of at least $25,000,000 as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA ss.ss. 310(b).

SECTION 7.11 Preferential Collection of Claims Against the Issuers. The Trustee is subject to TIA ss. 311(a), excluding any creditor relationship listed in TIA ss. 311(b). A Trustee who has resigned or been removed shall be subject to TIA ss. 311(a) to the extent indicated.

ARTICLE VIII

SATISFACTION AND DISCHARGE; DEFEASANCE

SECTION 8.1 Satisfaction and Discharge of Indenture. This Indenture shall upon Company Order cease to be of further effect (except as hereinafter provided in this Section 8.1), and the Trustee, at the expense of the Issuers, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a) either

(i) all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and that have been replaced or paid) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation

(1) have become due and payable, or

(2) will become due and payable at their Stated Maturity within one year, or

(3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, or

(4) are deemed paid and discharged pursuant to Section 8.3, as applicable;

and the Issuers, in the case of (1), (2) or (3) above, have deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient for the purpose of paying and discharging the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable on or prior to the date of such deposit) or to the Stated Maturity or redemption date, as the case may be;

(b) the Issuers have paid or caused to be paid all other sums payable hereunder by the Issuers; and

(c) the Issuers have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuers to the Trustee under Section 7.7, and, if money shall have been deposited with the Trustee pursuant to clause (a) of this Section, the provisions of Sections 2.4, 2.7, 2.8, 8.1, 8.2 and 8.5 shall survive.

SECTION 8.2 Application of Trust Funds; Indemnification.

(a) Subject to the provisions of Section 8.5, all money deposited with the Trustee pursuant to Section 8.1, all money and U.S. Government Obligations deposited with the Trustee pursuant to Section 8.3 or 8.4 and all money received by the Trustee in respect of U.S. Government Obligations deposited with the Trustee pursuant to Section 8.3 or 8.4, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuers acting as its own Paying Agent) as the Trustee may determine, to the persons entitled thereto, of the principal and interest for whose payment such money has been deposited with or received by the Trustee or to make mandatory sinking fund payments or analogous payments as contemplated by Sections 8.3 or 8.4.

(b) The Issuers shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against U.S. Government Obligations deposited pursuant to Sections 8.3 or 8.4 or the interest and principal received in respect of such obligations other than any payable by or on behalf of Holders.

(c) The Trustee shall deliver or pay to the Issuers from time to time upon Company Request any U.S. Government Obligations or money held by it as provided in Sections 8.3 or 8.4 which, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such U.S. Government Obligations or money were deposited or received. This provision shall not authorize the sale by the Trustee of any U.S. Government Obligations held under this Indenture.

SECTION 8.3 Legal Defeasance of Securities of any Series. Unless this Section 8.3 is otherwise specified, pursuant to Section 2.2.16, to be inapplicable to Securities of any Series, the Issuers shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Securities of such Series on the 91st day after the date of the deposit referred to in subparagraph (d) hereof, and the provisions of this Indenture, as it relates to such outstanding Securities of such Series, shall no longer be in effect (and the Trustee, at the expense of the Issuers, shall, at Company Request, execute proper instruments acknowledging the same), except as to:

(a) the rights of Holders of Securities of such Series to receive, from the trust funds described in subparagraph (d) hereof, (i) payment of the principal of and each

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installment of principal of and interest on the outstanding Securities of such Series on the Stated Maturity of such principal or installment of principal or interest and (ii) the benefit of any mandatory sinking fund payments applicable to the Securities of such Series on the day on which such payments are due and payable in accordance with the terms of this Indenture and the Securities of such Series;

(b) the provisions of Sections 2.4, 2.7, 2.8, 8.2, 8.3 and 8.5; and

(c) the rights, powers, trust and immunities of the Trustee hereunder; provided that, the following conditions shall have been satisfied:

(d) the Issuers shall have deposited or caused to be deposited irrevocable with the Trustee as trust funds in trust for making the purpose of the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of such Securities cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including mandatory sinking fund or analogous payments) of and interest, if any, on all the Securities of such Series on the dates such installments of interest or principal are due;

(e) such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or installment to which the Issuers are a party or by which they are bound;

(f) no Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date;

(g) the Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Securities of such Series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(h) the Issuers shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of the Securities of such Series over any other creditors of the company or with

the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers;

(i) such deposit shall not result in the trust arising from such deposit constituting an investment company (as defined in the Investment Company Act of 1940, as amended), or such trust shall be qualified under such Act or exempt from regulation thereunder; and

(j) the Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance by this Section have been complied with.

SECTION 8.4 Covenant Defeasance.

Unless this Section 8.4 is otherwise specified pursuant to Section 2.2.16 to be inapplicable to Securities of any Series, on and after the 91st day after the date of the deposit referred to in subparagraph (a) hereof, the Issuers may omit to comply with any term, provision or condition set forth under Sections 4.2, 4.3, 4.4, 4.5, 4.6, and 5.1 as well as any additional covenants contained in a supplemental indenture hereto for a particular Series of Securities or a Board Resolution or an Officers' Certificate delivered pursuant to Section 2.2.16 (and the failure to comply with any such covenants shall not constitute a Default or Event of Default under Section 6.1), with respect to the Securities of such Series, provided that the following conditions shall have been satisfied:

(a) With reference to this Section 8.4, the Issuers have deposited or caused to be irrevocably deposited (except as provided in Section 8.2(c)) with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay principal and interest, if any, on and any mandatory sinking fund in respect of the Securities of such Series on the dates such installments of interest or principal are due;

(b) Such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuers are a party or by which they are bound;

(c) No Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date;

(d) the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that Holders of the Securities of such Series will not recognize income, gain

or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(e) the Issuers shall have delivered to the Trustee an Officers' Certificate stating the deposit was not made by the Issuers with the intent of preferring the Holders of the Securities of such Series over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers; and

(f) The Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated by this Section 8.4 have been complied with.

SECTION 8.5 <u>Repayment to the Issuers</u>. The Trustee and the Paying Agent shall pay to the Issuers upon request any money held by them for the payment of principal and interest that remains unclaimed for two years. After that, Securityholders entitled to the money must look to the Issuers for payment as general creditors unless an applicable abandoned property law designates another person.

SECTION 8.6 <u>Reinstatement</u>. If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 8.1 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuers' obligations under this Indenture and the Holders of Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.1 until such time as the Trustee or such Paying Agent is permitted to apply all such money in accordance with Section 8.2.

ARTICLE IX

AMENDMENTS AND WAIVERS

SECTION 9.1 <u>Without Consent of Holders</u>. The Issuers and the Trustee may amend or supplement this Indenture or the Securities of one or more Series without the consent of any Securityholder:

(a) to cure any ambiguity, defect or inconsistency;

(b) to comply with Article V;

(c) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(d) to make any change that does not materially adversely affect in any material respect the legal rights of any Securityholder;

(e) to provide for the issuance of and establish the form and terms and conditions of Securities of any Series as permitted by this Indenture;

(f) in the case of subordinated Securities, to make any change in the provisions of this Indenture or any supplemental indenture relating to subordination that would limit or terminate the benefits available to any holder of senior Debt under such provisions (but only if each such holder of senior Debt consents to such change);

(g) to secure the Issuers' obligations under the Securities and this Indenture;

(h) to add to the Issuers' covenants or obligations under this Indenture for the protection of the Holders or surrender any right, power or option conferred by this Indenture on the Issuers;

(i) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; or

(j) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA.

SECTION 9.2 With Consent of Holders. (a) The Company and the Trustee may enter into a supplemental indenture with the written consent of the Holders of at least a majority in principal amount of the outstanding Securities of each Series affected by such supplemental indenture (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Securityholders of each such Series. Except as provided in Section 6.13, the Holders of at least a majority in principal amount of the outstanding Securities of each Series affected by such waiver by notice to the Trustee (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series) may waive compliance by the Company with any provision of this Indenture or the Securities with respect to such Series.

It shall not be necessary for the consent of the Holders of Securities under this Section 9.2 to approve the particular form of any proposed supplemental indenture or waiver, but it shall be sufficient if such consent approves the substance thereof. After a supplemental indenture or waiver under this section becomes effective, the Company shall mail to the Holders of Securities affected thereby, a notice briefly describing the supplemental indenture or waiver. Any failure by the Company to mail or publish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

(b) Without the consent of each Securityholder affected, an amendment or waiver may not as to any non-consenting Securityholder:

(a) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the rate of or change the time for payment of interest (including default interest) on any Security;

(c) reduce the principal or change the Stated Maturity of any Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(d) in the case of any subordinated Securities, or coupons appertaining thereto, make any change in the provisions of this Indenture relating to subordination that adversely affects the rights of any Holder under such provisions;

(e) reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof;

(f) waive a Default or Event of Default in the payment of the principal of or interest, if any, on any Security (except a rescission of acceleration of the Securities of any Series by the Holders of at least a majority in principal amount of the outstanding Securities of such Series and a waiver of the payment default that resulted from such acceleration);

(g) make the principal of or interest, if any, on any Security payable in any currency other than that stated in the Security;

(h) make any change in Sections 6.8, 6.13 or 9.2(h) (this sentence); or

(i) waive a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any Securities.

SECTION 9.3 Compliance with Trust Indenture Act. Every amendment to this Indenture or the Securities of one or more Series shall be set forth in a supplemental indenture hereto that complies with the TIA as then in effect.

SECTION 9.4 Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective.

Any amendment or waiver once effective shall bind every Securityholder of each Series affected by such amendment or waiver unless it is of the type described in any of clauses (a) through (i) of Section 9.2. In that case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

SECTION 9.5 Notation on or Exchange of Securities. The Trustee may place an appropriate notation about an amendment or waiver on any Security of any Series thereafter authenticated. The Issuers in exchange for Securities of that Series may issue and the Trustee shall authenticate upon request new Securities of that Series that reflect the amendment or waiver.

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SECTION 9.6 Trustee Protected. In executing, or accepting the additional trusts created by any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 7.1) shall be fully protected in relying upon, in addition to the documents required by Section 10.4, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee shall sign all supplemental indentures, except that the Trustee need not sign any supplemental indenture that adversely affects its rights, duties, liabilities or immunities.

ARTICLE X

MISCELLANEOUS

SECTION 10.1 Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, such required or deemed provision shall control.

SECTION 10.2 Notices. Any notice or communication by the Issuers or the Trustee to the other is duly given if in writing and delivered in person or mailed by first-class mail:

if to the Issuers:

> Omnicom Group Inc.
> 437 Madison Avenue
> New York, New York 10022
> Attention: General Counsel

if to the Trustee:

> Deutsche Bank Trust Company Americas
> 60 Wall Street, 27th Floor
> MS: NYC60-2710
> New York, NY 10005
> Attention: Trust & Securities Services
> Fax: 732-578-4635

> copy to:

> Deutsche Bank National Trust Company
> 25 DeForest Avenue
> Mail Stop: SUM01-0105
> Summit, New Jersey 07901
> Attention: Trust & Securities Services
> Fax: 732-578-4635

The Issuers or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication to a Securityholder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Securityholder of any Series or any defect in it shall not affect its sufficiency with respect to other Securityholders of that or any other Series.

If a notice or communication is mailed or published in the manner provided above, within the time prescribed, it is duly given, whether or not the Securityholder receives it.

If the Issuers mail a notice or communication to Securityholders, they shall mail a copy to the Trustee and each Agent at the same time.

SECTION 10.3 Communication by Holders with Other Holders. Securityholders of any Series may communicate pursuant to TIA ss. 312 (b) with other Securityholders of that Series or any other Series with respect to their rights under this Indenture or the Securities of that Series or all Series. The Issuers, the Trustee, the Registrar and anyone else shall have the protection of TIA ss. 312(c).

SECTION 10.4 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuers to the Trustee to take any action under this Indenture, the Issuers shall furnish to the Trustee:

> (a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

> (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 10.5 Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA ss. 314(a)(4)) shall comply with the provisions of TIA ss. 314(e) and shall include:

> (a) a statement that the person making such certificate or opinion has read such covenant or condition;

> (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

> (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

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(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

SECTION 10.6 Rules by Trustee and Agents. The Trustee may make reasonable rules for action by or a meeting of Securityholders of one or more Series. Any Agent may make reasonable rules and set reasonable requirements for its functions.

SECTION 10.7 Legal Holidays. Unless otherwise provided by Board Resolution, Officer's Certificate or supplemental indenture for a particular Series, a "Legal Holiday" is any day that is not a Business Day. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

SECTION 10.8 No Recourse Against Others. A director, officer, employee or stockholder, as such, of the Issuers shall not have any liability for any obligations of the Issuers under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Securityholder by accepting a Security waives and releases all such liability.

The waiver and release are part of the consideration for the issue of the Securities.

SECTION 10.9 Counterparts. This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 10.10 Governing Laws. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

SECTION 10.11 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuers or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 10.12 Successors. All agreements of the Issuers in this Indenture and the Securities shall bind their successor. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 10.13 Severability. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10.14 Table of Contents, Headings, Etc. The Table of Contents, Cross-Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 10.15 USA Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee, like all financial institutions, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with Deutsche Bank Trust Company Americas. The parties to this Indenture agree that they will provide the Agents with such information as it may request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

SECTION 10.16 Force Majeure. The Trustee and the Agents shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee or any Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

ARTICLE XI

SINKING FUNDS

SECTION 11.1 Applicability of Article. The provisions of this Article shall be applicable to any sinking fund for the retirement of the Securities of a Series, except as otherwise permitted or required by any form of Security of such Series issued pursuant to this Indenture.

The minimum amount of any sinking fund payment provided for by the terms of the Securities of any Series is herein referred to as a "mandatory sinking fund payment" and any other amount provided for by the terms of Securities of such Series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any Series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 11.2. Each sinking fund payment shall be applied to the redemption of Securities of any Series as provided for by the terms of the Securities of such Series.

SECTION 11.2 Satisfaction of Sinking Fund Payments with Securities. The Issuers may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any Series to be made pursuant to the terms of such Securities (1) deliver outstanding Securities of such Series to which such sinking fund payment is applicable (other than any of such Securities previously called for mandatory sinking fund redemption) and (2) apply as credit Securities of such Series to which such sinking fund payment is applicable and which have been redeemed either at the election of the Issuers pursuant to the terms of such Series of Securities (except pursuant to any mandatory sinking fund) or through the application of permitted optional sinking fund payments or other optional redemptions pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received by the Trustee, together with an Officers' Certificate with respect thereto, not later than 15 days prior to the date on which the Trustee begins the process of selecting Securities for redemption, and shall be credited for such purpose by the Trustee at the price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities in lieu of cash payments pursuant to this Section 11.2, the principal

amount of Securities of such Series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Trustee need not call Securities of such Series for redemption, except upon receipt of a Company Order that such action be taken, and such cash payment shall be held by the Trustee or a Paying Agent and applied to the next succeeding sinking fund payment, provided, however, that the Trustee or such Paying Agent shall from time to time upon receipt of a Company Order pay over and deliver to the Issuers any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Issuers to the Trustee of Securities of that Series purchased by the Issuers having an unpaid principal amount equal to the cash payment required to be released to the Issuers.

SECTION 11.3 Redemption of Securities for Sinking Fund. Not less than 45 days (unless otherwise indicated in the Board Resolution, supplemental indenture hereto or Officers' Certificate in respect of a particular Series of Securities) prior to each sinking fund payment date for any Series of Securities, the Issuers will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that Series pursuant to Section 11.2, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and the Issuers shall thereupon be obligated to pay the amount therein specified.

Not less than 30 days (unless otherwise indicated in the Board Resolution, Officers' Certificate or supplemental indenture in respect of a particular Series of Securities) before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.2 and cause notice of the redemption thereof to be given in the name of and at the expense of the Issuers in the manner provided in Section 3.3. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 3.4, 3.5 and 3.6.

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

OMNICOM GROUP INC.

By: _____

    Name:
    Title:

OMNICOM CAPITAL INC.

By: _____

    Name:
    Title:

OMNICOM FINANCE INC.

By: _____

    Name:
    Title:

DEUTSCHE BANK TRUST COMPANY
AMERICAS,
as Trustee

By: _____

    Name:
    Title:

By: _____

    Name:
    Title:

EXHIBIT A Debt Security

Form of Face of Security

[Title of Series]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO.), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS, IN WHOLE BUT NOT IN PART, TO NOMINEES OF THE DEPOSITORY TRUST COMPANY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN ARTICLE 2 OF THE SUPPLEMENTAL INDENTURE AND THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Insert any legend required by the Internal Revenue Code and the regulations thereunder.]

[CUSIP] No. _____

$_____

OMNICOM GROUP INC., a New York corporation, OMNICOM CAPITAL INC., a Connecticut corporation and OMNICOM FINANCE INC. a Delaware corporation (herein collectively referred to as the "Issuers," which term includes any successor person to any of them under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____ , or registered assigns, the principal sum of _____ Dollars on _____, ____ [if the Security is to bear interest prior to Maturity, insert - and to pay interest thereon from _____ or from the most recent interest payment date to which interest has been paid] or duly provided for, [semi-annually on _____ and in each year] [If other than semi-annual payments, insert frequency of payments and payment dates], commencing _____, at [If the Security is to bear interest at a fixed rate, insert - the rate of _____% per annum, set forth below] [If the Security is to bear interest at a variable or floating rate and if determined with reference to an index, refer to description of index below] until the principal hereof is paid or made available for payment [If applicable, insert - and (to the extent that the payment of such interest shall be legally enforceable) at the rate of ____% per annum on any overdue principal and premium and on any overdue installment of interest]. The interest so payable, and punctually paid or duly provided for, on any interest payment date will, as provided in such Indenture, be paid to the person in whose name this Security (or one or more predecessor securities) is registered at the close of business on the [regular] record date for such interest, which shall be the _____ or

A-1

_____ (whether or not a Business Day), as the case may be, next preceding such interest payment date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such [regular] record date and may either be paid to the person in whose name this Security (or one or more predecessor securities) is registered at the close of business on a [special] record date for the payment of such defaulted interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this Series not less than 10 days prior to such [special] record date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this Series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture).

[If the Securities are floating or adjustable rate securities with respect to which the principal of or any premium or interest may be determined with reference to an index, insert the text of the floating or adjustable rate provision.]

[If the Security is not to bear interest prior to Maturity, insert - The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal of this Security shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such default in payment to the date payment of such principal has been made or duly provided for. Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal that is not so paid on demand shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such demand for payment to the date payment of such interest has been made or duly provided for, and such interest shall also be payable on demand.]

Payment of the principal of (and premium, if any) and [if applicable, insert - any such] interest on this Security will be made at the office or agency of the Issuers maintained for that purpose in _____, in accordance with the terms of the Indenture referred to or the reverse hereof in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Issuers payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security register).

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said state.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

A-2

IN WITNESS WHEREOF, the Issuers have caused this instrument to be duly executed.

Dated:

OMNICOM GROUP INC.

By: _____

By: _____

OMNICOM CAPITAL INC.

By: _____

By: _____

OMNICOM FINANCE INC.

By: _____

By: _____

A-3

Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication shall be in substantially the following form:

This is one of the Securities of the Series designated therein referred to in the within-mentioned Indenture.


Deutsche Bank Trust Company Americas,
As Trustee

By: _____

Authorized Officer


Form of Reverse of Security.

OMNICOM GROUP INC.
OMNICOM CAPITAL INC.
OMNICOM FINANCE INC.

[Title of Series]

This Security is one of a duly authorized issue of securities of the Issuers, designated as their _____ due _____ (herein called the "Securities"), issued and to be issued in one or more Series under an Indenture, dated as of _____ (herein called the "Indenture"), between the Issuers and _____, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuers, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [, limited in aggregate principal amount to $ _____]. Capitalized terms used in this Security and not defined herein have the meaning ascribed thereto in the Indenture.

_____, the Trustee under the Indenture has been appointed by the Issuers as paying agent, registrar, [conversion agent] and [custodian] with regard to the Securities.

In case an Event of Default shall have occurred and be continuing, the principal of and accrued interest on all Securities may be declared, and upon said declaration, shall become due and payable, in the manner, with the effect and subject to the conditions provided for in the Indenture.

[If applicable, insert - The Securities of this Series are subject to redemption upon not less than 30 days' nor more than 60 days' notice by mail, [if applicable, insert - (1) on _____ in any year commencing with the year _____ and ending with the year _____ through operation of the sinking fund for this series at a redemption price equal to 100% of the principal amount, and (2)] at any time [on or after _____, _____], as a whole or in part, at the election of the Issuers, at the following redemption prices (expressed as percentages of the principal amount): If redeemed [on or before _____, _____% and if redeemed] during the 12-month period beginning of the years indicated,

Redemption Year	Price	Redemption Year	Price

and thereafter at a redemption price equal to _____ of the principal amount, together in the case of any such redemption [if applicable, insert - (whether through operation of the sinking fund or otherwise)] with accrued interest to the redemption date, but interest installments whose stated Maturity is on or prior to such redemption date will be payable to the Holders of such

A-5

Securities, or one or more Predecessor Securities, of record at the close of business on the relevant record dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert - The Securities of this Series are subject to redemption upon not less than 30 days' nor more than 60 days' notice by mail, (1) on _____ in any year commencing with the year _____ and ending with the year _____ through operation of the sinking fund for this Series at the redemption prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [on or after _____], as a whole or in part, at the election of the Issuers, at the redemption prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning _____
of the years indicated,

Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price For Redemption Otherwise Than Through Operation Year	Sinking Fund

and thereafter at a redemption price equal to _____% of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the redemption date, but interest installments whose Stated Maturity in on or prior to such redemption date will be payable to the Holders of such Securities, or one or more predecessor securities, of record at the close of business on the relevant record dates referred to on the face hereof, all as provided in the Indenture.]

[The sinking fund for this Series provides for the redemption on _____ in each year beginning with the year _____ and ending with the year _____ of [not less than $_____ ("mandatory sinking fund") and not more than] $_____ aggregate principal amount of Securities of this Series. Securities of this Series acquired or redeemed by the Issuers otherwise than through [mandatory] sinking fund payments may be credited against subsequent [mandatory] sinking fund payments otherwise required to be made [in the inverse order in which they become due).]

[If the Security is subject to redemption, insert - In the event of redemption of this Security in part only, a new Security or Securities of this Series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

The Indenture contains provisions that permit the Issuers to elect either (1) to defease and be discharged from the entire indebtedness of this Security or (2) to be released from their obligations under certain restrictive covenants and Events of Default with respect to this Security, in each case upon payment in full of the Securities and compliance with certain conditions set forth in the Indenture.

A-6

[If the Security is convertible into or exchangeable for common stock of the Company, insert appropriate provisions and specify the conversion features and the form of conversion notice pursuant to the Form of Conversion Notice set forth herein.]

[If the Security is convertible into or exchangeable for other securities or property, specify the conversion features and the form of conversion notice pursuant to the Form of Conversion Notice set forth herein.]

[If the Security is not an Original Issue Discount Security, insert - If an Event of Default with respect to Securities of this Series shall occur and be continuing, the principal of the Securities of this Series may be declared due and payable in the manner and with the effect provided in the Indenture.]

[If the Security is an Original Issue-Discount Security, insert - If an Event of Default with respect to Securities of this Series shall occur and be continuing, an amount of principal of the Securities of this Series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to - Insert formula for determining the amount. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Issuers' obligations in respect of the payment of the principal of and interest, if any, on the Securities of this Series shall terminate.]

[If Security is subordinate Debt, insert - The Issuers and each Holder of the Securities of this Series, by accepting such Securities, agree that the payment of the principal, premium, if any, and interest on such Securities is subordinated, to the extent and in the manner provided in the applicable [supplemental indenture] [Officers' Certificate] creating this Series, to the prior payment in full of all present and future Senior Debt, as defined in the applicable [supplemental indenture] [Officers' Certificate] and that the subordination provisions in the applicable [supplemental indenture] [Officers' Certificate] relating to this Series of Securities are for the benefit of the holders of Senior Debt. Each Holder of a Security by his or her acceptance thereof authorizes and directs the Trustee in his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his or her attorney-in-fact for any and all such purposes.]

The Indenture permits the amendment thereof and the modification of the rights and obligations of the Issuers and the rights of the Holders of the Securities of each Series to be affected under the Indenture at any time by the Issuers and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time outstanding of each Series to be affected, with certain exceptions as therein provided with respect to certain modifications or amendments which may not be made without the consent of each Holder of such Security affected thereby. The Indenture also permits certain amendments and modifications thereto from time to time by the Issuers and the Trustee without the consent of the Holders of any Series of the Securities to be affected thereby for certain specified purposes, including curing ambiguities, defects or inconsistencies and making any such change that does not adversely affect the rights of any Holder of such series of the Securities, as provided therein.

The Indenture contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each Series at the time outstanding, on behalf of the Holders of all Securities of such Series, to waive compliance by the Issuers with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Issuers, which is absolute and unconditional, to pay the principal of and any premium and Interest on this Security at the times, place and [rate(s)], and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the security register, upon surrender of this Security for registration of transfer at the office or agency of the Issuers in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuers and the security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this Series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this Series are issuable only in registered form without coupons in denominations of $_____ and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this Series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Issuers may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuers, the Trustee and any agent of the Issuers or the Trustee may treat the person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security is overdue, and neither the Issuers, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse shall be had for the payment of the principal of (and premium, if any) or interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Issuers or of any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Exhibit 5.1

Form of Opinion of Jones Day

_____, 20__

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

Omnicom Capital Inc.
One East Weaver Street
Greenwich, CT 06831

Omnicom Finance Inc.
437 Madison Avenue
New York, New York 10022

Re: Registration Statement on Form S-3 Filed by Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.

Ladies and Gentlemen:

We have acted as counsel for Omnicom Group Inc., a New York corporation ("OGI"), Omnicom Capital Inc., a Connecticut corporation ("OCI") and Omnicom Finance Inc., a Delaware corporation ("OFI," and together with OGI and OCI, the "Issuers"), in connection with the authorization of the issuance and sale from time to time, on a delayed basis, (i) by the Issuers of debt securities of the Issuers (the "Debt Securities"), in one or more series, certain of which may be convertible into or exchangeable for Common Stock (as defined below) of OGI and (ii) by OGI of: (A) shares of common stock, par value $.15 per share, of OGI (the "Common Stock"); (B) shares of preferred stock, par value $1.00 per share, of OGI (the "Preferred Stock"), in one or more series, certain of which may be convertible into or exchangeable for Common Stock; (C) OGI's guarantee (in such capacity, the "Guarantor") of OCI's and OFI's obligations in respect of any Debt Securities issued by OCI and OFI (the "Guarantee"); (D) warrants to purchase Common Stock or Preferred Stock (the "Warrants"); and (E) subscription rights to purchase Common Stock, Preferred Stock or Warrants ("Subscription Rights"), in each case, as contemplated by the Registration Statement on Form S-3 to which this opinion has been filed as an exhibit (the "Registration Statement"). The Debt Securities, the Common Stock, the Preferred Stock, the Guarantee, the Warrants and the Subscription Rights are collectively referred to herein as the "Securities." The Securities may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act").

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1. The Debt Securities, upon receipt by the Issuers of such lawful consideration therefor as each Issuer's Board of Directors (or an authorized committee thereof) may determine, will constitute valid and binding obligations of the Issuers, enforceable against the Issuers in accordance with their terms.

2. The shares of Common Stock, upon receipt by OGI of such lawful consideration therefor having a value not less than the par value therefor as OGI's Board of Directors (or an authorized committee thereof) may determine, will be validly issued, fully paid and nonassessable.

3. The shares of Preferred Stock, upon receipt by OGI of such lawful consideration therefor having a value not less than the par value therefor as OGI's Board of Directors (or an authorized committee thereof) may determine, will be validly issued, fully paid and nonassessable.

4. The Guarantee, upon receipt by the Guarantor of such lawful consideration as its Board of Directors (or an authorized committee thereof) may determine, will constitute valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms.

5. The Warrants, upon receipt by OGI of such lawful consideration therefor as OGI's Board of Directors (or an authorized committee thereof) may determine, will constitute valid and binding obligations of OGI.

6. The Subscription Rights, upon receipt by OGI of such lawful consideration therefor as OGI's Board of Directors (or an authorized committee thereof) may determine, will constitute valid and binding obligations of OGI.

In rendering the foregoing opinions, we have assumed that: (i) the Registration Statement, and any amendments thereto, will have become effective (and will remain effective at the time of issuance of any Securities thereunder); (ii) a prospectus supplement describing each class or series of Securities offered pursuant to the Registration Statement, to the extent required by applicable law and relevant rules and regulations of the Securities and Exchange Commission (the "Commission"), will be timely filed with the Commission; (iii) the definitive terms of each class or series of Securities will have been established in accordance with the authorizing resolutions adopted by each of OGI's, OCI's and OFI's Board of Directors, as applicable, (or a duly authorized committee thereof), with respect to the Common Stock and the Preferred Stock, OGI's restated certificate of incorporation and applicable law; (iv) the Issuers will issue and deliver the Securities in the manner contemplated by the Registration Statement and any Securities issuable upon conversion, exchange or exercise of any other Security, will have been authorized and reserved for issuance, in each case within the limits of the then remaining authorized but unreserved and unissued amounts of such Securities; (v) the resolutions authorizing OGI, OCI and OFI to issue, offer and sell the Securities will have been adopted by OGI's, OCI's and OFI's Board of Directors, as applicable, (or an authorized committee thereof)

and will be in full force and effect at all times at which the Securities are offered or sold by the applicable Issuer and the Guarantor or OGI to issue; (vi) all Securities will be issued in compliance with applicable federal and state securities laws; and (vii) any Indenture, Warrant Agreement or Subscription Rights Agreement (each as defined below) will be governed by and construed in accordance with the laws of the State of New York.

With respect to any Securities consisting of any series of Debt Securities, we have further assumed that: (i) such Debt Securities and any related Guarantee will have been issued pursuant to an indenture that has been executed and delivered by the Issuers and the Guarantor and the applicable trustee in a form approved by us (the "Indenture"), and the Indenture will have been qualified under the Trust Indenture Act of 1939; (ii) all terms of such Debt Securities and any related Guarantee not provided for in the applicable Indenture will have been established in accordance with the provisions of the applicable Indenture and reflected in appropriate documentation approved by us and, if applicable, executed and delivered by the Issuers and the applicable trustee; and (iii) such Debt Securities and any related Guarantee will be executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture.

With respect to any Securities consisting of Preferred Stock, we have further assumed that OGI will issue and deliver the shares of the Preferred Stock being issued and delivered after the filing with the Secretary of State of the State of New York of a certificate of amendment to its Restated Certificate of Incorporation, approved by us, establishing the designations, preferences and rights of the class or series of the Preferred Stock being issued and delivered.

With respect to any Securities consisting of Warrants, we have further assumed that: (i) the warrant agreement, approved by us, relating to the Warrants (the "Warrant Agreement") to be entered into between OGI and an entity selected by OGI to act as the warrant agent (the "Warrant Agent") will have been authorized, executed and delivered by OGI and the Warrant Agent; and (ii) the Warrants will be authorized, executed and delivered by OGI and the Warrant Agent in accordance with the provisions of the Warrant Agreement.

With respect to any Securities consisting of Subscription Rights, we have further assumed that: (i) the subscription rights agreement, approved by us, relating to the Subscription Rights (the "Subscription Rights Agreement") to be entered into between OGI and an entity selected by OGI to act as the subscription rights agent (the "Subscription Rights Agent") will have been authorized, executed and delivered by OGI and the Subscription Rights Agent; and (ii) the Subscription Rights will be authorized, executed and delivered by OGI and the Subscription Rights Agent in accordance with the provisions of the Subscription Rights Agreement.

We have further assumed that (i) OCI is a corporation existing and in good standing under the laws of the State of Connecticut, has all requisite power and authority, has obtained all requisite organizational, third party and governmental authorizations, consents and approvals and made all filings and registrations required to enable it to execute, deliver and perform its

- 3 -

obligations under the Indenture and the Debt Securities; (ii) such execution, delivery and performance did not and will not violate or conflict with any law, rule, regulation, order, decree, judgment, instrument or agreement binding upon or applicable to it or its properties; and (iii) the Indenture and the Notes (a) have been (1) duly authorized by the OCI and (2) executed and delivered by OCI under the laws of the State of Connecticut, (b) do not violate the laws of the State of Connecticut and (c) constitute valid and binding obligations of OCI under the laws of the State of Connecticut.

Our opinions set forth in paragraphs 1, 4, 5 and 6 are limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors' rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

As to facts material to the opinions and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. The opinions expressed herein are limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, including applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to Jones Day under the caption "Legal Matters" in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Exhibit 5.2

[Form of Opinion of Gilbride, Tusa, Last & Spellane LLC]

[ ], 200[ ]

Omnicom Capital Inc.
One East Weaver Street
Greenwich, Connecticut 06831


Re: **Registration Statement on Form S-3 Filed by Omnicom Group Inc., Omnicom Capital Inc., and Omnicom Finance Inc.**


Ladies and Gentlemen:

We have acted as special Connecticut counsel to Omnicom Capital Inc., a Connecticut corporation ("OCI" or the "Issuer") in connection with the authorization, the issuance and sale from time to time, on a delayed basis, by OCI of debt securities of OCI (the "Debt Securities"), in one (1) or more series, in each case as contemplated by the Registration Statement on Form S-3 to which this opinion has been filed as an Exhibit (the "Registration Statement"). The Debt Securities may be referred to herein as the "Securities."

In rendering this opinion, we have examined such documents and records, including an examination of originals or copies certified or otherwise identified to our satisfaction, and such matters of law as we have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that:

(1) OCI is a corporation existing and in good standing under the laws of the State of Connecticut as of the date hereof; and

(2) The Debt Securities have been authorized by all necessary corporate action of OCI and OCI's issuance and delivery of the Debt Securities do not violate or result in a default under (i) any of the terms and provisions of OCI's certificate of incorporation or bylaws or (ii) Connecticut law.

In rendering the foregoing opinions, we have relied as to certain factual matters upon certificates of officers of OCI, and we have not independently checked or verified the accuracy of the statements contained therein.

In rendering the foregoing opinions, we have assumed that: (i) the Registration Statement, and any amendments thereto, will have become effective (and will remain effective at the time of issuance of any Securities thereunder); (ii) a prospectus supplement describing each series of Securities offered pursuant to the Registration Statement, to the extent required by applicable law and relevant rules and regulations of the Securities and Exchange Commission (the "Commission"), will be timely filed with the Commission; (iii) the definitive terms of each series of Securities will have been established in accordance with the authorizing resolutions adopted by OCI's Board of Directors (or a duly authorized committee thereof); (iv) the Issuer will issue and deliver the Securities in the manner contemplated by the Registration Statement in each case within the limits of the then remaining authorized but unreserved and unissued amounts of such Securities; (v) the resolutions authorizing OCI to issue, offer and sell the Securities will have been adopted by OCI's Board of Directors, as applicable, (or an authorized committee thereof) and will be in full force and effect at all times at which the Securities are offered or sold by OCI; and (vi) all Securities will be issued in compliance with applicable federal and state securities laws.

With respect to the Debt Securities, we have further assumed that: (i) such Debt Securities will have been issued pursuant to an indenture that has been executed and delivered by the Issuers and the applicable trustee in a form approved by us (the "Indenture"), and the Indenture will have been qualified under the Trust Indenture Act of 1939; (ii) all terms of such Debt Securities not provided for in the applicable Indenture will have been established in accordance with the provisions of the applicable Indenture and reflected in appropriate documentation approved by us and, if applicable, executed and delivered by the Issuers and the applicable trustee; and (iii) such Debt Securities will be executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture.

We have assumed, for purposes of the opinions expressed herein, the legal capacity of all natural persons executing documents, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions herein are limited to the laws of the State of Connecticut. We express no opinion with respect to the laws of any other jurisdiction, including federal laws, on the opinions expressed herein.

Except for the opinions contained herein, and as specifically provided below, we have not participated in the preparation of any material in connection with the filing with the Commission of the Registration Statement with respect to the registration for sale of the Securities, and assume no responsibility for the contents of any such material. We hereby consent to the filing of this opinion as Exhibit 5.2 to the Registration Statement to the reference to us under the caption "Legal Matters" in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Subject to all of the limitations, qualifications and assumptions set forth herein, Jones Day is hereby authorized to rely on this opinion letter in connection with its opinion letter filed as Exhibit 5.1 to the Registration Statement.

The opinions rendered herein are given on the date hereof, and such opinions are rendered only with respect to facts existing on the date hereof and laws, rules and regulations currently in effect.

Very truly yours,

Gilbride, Tusa, Last & Spellane LLC

By: _____

JMW:md

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Omnicom Group Inc.:

We consent to the incorporation by reference in the Registration Statement to be filed on Form S-3 (the "Registration Statement") of Omnicom Group Inc. and subsidiaries of our reports dated February 27, 2009 with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule on page S-1, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of Omnicom Group Inc. and subsidiaries and to the reference to our firm under the heading "Independent Registered Public Accounting Firm" in the Registration Statement.

As discussed in our report dated February 27, 2009, Omnicom Group Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006.

/s/ KPMG LLP

New York, New York
March 18, 2009

EXHIBIT 25.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK	**13-4941247**
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)
60 WALL STREET **NEW YORK, NEW YORK**	**10005**
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250 – 0677
(Name, address and telephone number of agent for service)

Omnicom Group Inc.
Omnicom Capital Inc.
Omnicom Finance Inc.
(Exact name of obligor as specified in its charter)

New York	**13-1514814**
Connecticut	**06-1582649**
Delaware	**13-6434626**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
437 Madison Avenue **New York, New York**	**10022**
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of the Indenture securities)

Item 1.General Information.

Furnish the following information as to the trustee.

(a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.Affiliations with the Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3. -15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1 - Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002. Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 33-102172. copies attached.

Exhibit 2 - Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33- 21047.

Exhibit 3 - Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.

Exhibit 4 - Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002. Incorporated herein by reference to Exhibit 1 filed with Form T- 1 Statement, Registration No. 33-102172.

Exhibit 5 - Not applicable.

Exhibit 6 - Consent of Bankers Trust Company required by Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.

Exhibit 7 - The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2008. Copy attached.

Exhibit 8 - Not Applicable.

Exhibit 9 - Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 18th day of March, 2009.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: /s/ Annie Jaghatspanyan

Annie Jaghatspanyan
Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank

JERSEY CITY
City
NJ   07311-3901
State   Zip Code
FDIC Certificate Number: 00623
Printed on 2/11/2009 at 1:42 PM

FFIEC 031
Page RC-1

13

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 2008

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands		RCFD	Til | Bil | Mil | Thou	
ASSETS				
1. Cash and balances due from depository institutions (from Schedule RC-A):				
a. Noninterest-bearing balances and currency and coin (1)		0081	1,371,000	1.a
b. Interest-bearing balances (2)		0071	23,218,000	1.b
2. Securities:				
a. Held-to-maturity securities (from Schedule RC-B, column A)		1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)		1773	207,000	2.b
3. Federal funds sold and securities purchased under agreements to resell:		RCON		
a. Federal funds sold in domestic offices		B987	34,000	3.a
		RCFD		
b. Securities purchased under agreements to resell (3)		B989	1,144,000	3.b
4. Loans and lease financing receivables (from Schedule RC-C):				
a. Loans and leases held for sale		5369	0	4.a
b. Loans and leases, net of unearned income	B528 12,861,000			4.b
c. LESS: Allowance for loan and lease losses	3123 82,000			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)		B529	12,779,000	4.d
5. Trading assets (from Schedule RC-D)		3545	6,619,000	5
6. Premises and fixed assets (including capitalized leases)		2145	61,000	6
7. Other real estate owned (from Schedule RC-M)		2150	0	7
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)		2130	0	8
9. Not applicable				
10. Intangible assets:				
a. Goodwill		3163	0	10.a
b. Other intangible assets (from Schedule RC-M)		0426	67,000	10.b
11. Other assets (from Schedule RC-F)		2160	5,301,000	11
12. Total assets (sum of items 1 through 11)		2170	50,801,000	12

(1) Includes cash items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.

(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS

Legal Title of Bank

FDIC Certificate Number: 00623

Printed on 2/11/2009 at 1:42 PM

FFIEC 031

Page RC-2

14

Schedule RC—Continued

					Dollar Amounts in Thousands		Tril | Bil | Mil | Thou	
LIABILITIES								
13. Deposits:								
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)						RCON 2200	10,998,000	13.a
(1) Noninterest-bearing (1)				6631	7,943,000			13.a.1
(2) Interest-bearing				6636	3,055,000			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)						RCFN 2200	10,077,000	13.b
(1) Noninterest-bearing				6631	4,552,000			13.b.1
(2) Interest-bearing				6636	5,525,000			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:						RCON		
a. Federal funds purchased in domestic offices (2)						B993	16,404,000	14.a
						RCFD		
b. Securities sold under agreements to repurchase (3)						B995	0	14.b
15. Trading liabilities (from Schedule RC-D)						3548	224,000	15
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)						3190	1,536,000	16
17. and 18. Not applicable								
19. Subordinated notes and debentures (4)						3200	0	19
20. Other liabilities (from Schedule RC-G)						2930	2,665,000	20
21. Total liabilities (sum of items 13 through 20)						2948	41,904,000	21
22. Minority interest in consolidated subsidiaries						3000	483,000	22
EQUITY CAPITAL								
23. Perpetual preferred stock and related surplus						3838	1,500,000	23
24. Common stock						3230	2,127,000	24
25. Surplus (exclude all surplus related to preferred stock)						3839	588,000	25
26. a. Retained earnings						3632	4,273,000	26.a
b. Accumulated other comprehensive income (5)						B530	(74,000)	26.b
27. Other equity capital components (6)						A130	0	27
28. Total equity capital (sum of items 23 through 27)						3210	8,414,000	28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)						3300	50,801,000	29

Memorandum

To be reported with the March Report of Condition.

1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2007

	RCFD	Number	
	6724	N/A	M.1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."

(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

(4) Includes limited-life preferred stock and related surplus.

(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.